Exhibit (d)

This description of KfW and the Federal Republic of Germany is dated May 12, 2017 and appears as Exhibit (d) to the Annual Report on Form 18-K of KfW for the fiscal year ended December 31, 2016.

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THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF KFW. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€”, “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars”, “$” or “USD” are to United States dollars. See “Exchange Rate Information” below for information regarding the rates of conversion of the euro into United States dollars and “The Federal Republic of Germany—General—The European Union and European Integration” for a discussion of the introduction of the euro.

Unless explicitly stated otherwise, financial information relating to KfW Group presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

Amounts in tables may not add up due to rounding differences.

On May 11, 2017, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0860 (EUR 0.9208 per U.S. dollar).

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “KfW Group” and “group” refer to KfW and its consolidated subsidiaries.

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as reported on a weekly basis by the Federal Reserve Bank of New York.

Year ended December 31,	Period End	Average (1)	High	Low
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101
2015	1.0859	1.1032	1.2015	1.0525
2016	1.0552	1.1072	1.1516	1.0375

Quarter ended March 31, 2017	1.0698	1.0691	1.0882	1.0514

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2016 through May 2017 (through May 5, 2017), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
2016
November 2016	1.1121	1.0560
December 2016	1.0758	1.0375
2017
January 2017	1.0794	1.0416
February 2017	1.0551	1.0802
March 2017	1.0882	1.0514
April 2017	1.0941	1.0606
May 2017 (through May 5, 2017)	1.0996	1.0910

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic of Germany must report to the Deutsche Bundesbank, the German Central Bank, subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic of Germany if such payment exceeds EUR 12,500 (or the equivalent in a foreign currency).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Three Months Ended March 31, 2017

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2017.

The group’s total assets decreased by 1.7%, or EUR 8.5 billion, from EUR 507.0 billion as of December 31, 2016 to EUR 498.5 billion as of March 31, 2017.

The group’s operating result before valuation and promotional activity amounted to EUR 500 million for the three months ended March 31, 2017, compared with EUR 419 million for the corresponding period in 2016. The main driver for the group’s operating result before valuation and promotional activity during the three months ended March 31, 2017 was net interest income. The group’s operating result before valuation and promotional activity is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activity. These valuation effects consisted mainly of the following:

•	Expenses for risk provisions in an amount of EUR 2 million for the three months ended March 31, 2017, compared with expenses in an amount of EUR 78 million for the corresponding period in 2016;

•	Positive effects in an amount of EUR 10 million as market values of securities and equity investments increased in the three months ended March 31, 2017, compared with negative effects of EUR 43 million for the corresponding period in 2016;

•	Net expenses in an amount of EUR 14 million for the three months ended March 31, 2017, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the three months ended March 31, 2017, compared with net expenses in an amount of EUR 17 million for the corresponding period in 2016(1); and

•	Expenses relating to promotional activity in an amount of EUR 63 million for the three months ended March 31, 2017, compared with expenses in an amount of EUR 56 million for the corresponding period in 2016.

The group’s consolidated result for the three months ended March 31, 2017, amounted to EUR 421 million compared with EUR 246 million for the corresponding period in 2016.

(1)	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the three months ended March 31, 2017 as compared with the corresponding period in 2016.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Three months ended March 31,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME bank)	5,606	4,184	34
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	8,996	8,008	12
Export and project finance (KfW IPEX-Bank)	2,102	2,530	-17
Promotion of developing countries and emerging economies	1,247	820	52
of which KfW Entwicklungsbank	1,092	674	62
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	155	146	6
Financial markets	269	108	150

Total promotional business volume (1) (2)	18,159	15,650	16

(1)	Total promotional business volume for the three months ended March 31, 2017 has been adjusted for commitments of EUR 61 million, compared to EUR 0 million for the corresponding period in 2016, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG (Bundesausbildungsförderungsgesetz, i.e. the German Federal Training Assistance Act) government loan program) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 18.2 billion for the three months ended March 31, 2017 from EUR 15.7 billion for the corresponding period in 2016. This increase was largely driven by increased commitments in KfW’s domestic business sectors Mittelstandsbank and Kommunal- und Privatkundenbank/Kreditinstitute.

Commitments in the Mittelstandsbank business sector increased to EUR 5.6 billion for the three months ended March 31, 2017 from EUR 4.2 billion for the corresponding period in 2016. This development was driven by a significant increase in commitments under KfW’s start-up financing and general investment programs and under the environmental investment programs in the three months ended March 31, 2017, compared to the corresponding period in 2016. The increase under the start-up financing and general investment programs was mainly driven by higher commitments in KfW’s Entrepreneur Loan Program (Unternehmerkredit) while the increase under the environmental investment programs was mainly attributable to KfW’s Renewable Energies Program.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute increased to EUR 9.0 billion for the three months ended March 31, 2017 from EUR 8.0 billion for the corresponding period in 2016. This increase was mainly attributable to higher commitments under KfW’s housing investment programs, particularly the programs for energy-efficient construction and refurbishment measures.

Commitments in KfW’s Export and project finance business sector for the three months ended March 31, 2017, amounted to EUR 2.1 billion compared to EUR 2.5 billion for the corresponding period in 2016. This decrease is attributable to lower commitments by KfW IPEX-Bank in various sectors during the three months ended March 31, 2017 compared to the corresponding period in 2016, with the exception of KfW IPEX-Bank’s industry and services sector and transport and social infrastructure sector, in which commitments increased compared to the corresponding period in 2016.

Commitments related to KfW’s Promotion of developing countries and emerging economies increased to EUR 1.2 billion for the three months ended March 31, 2017 from EUR 0.8 billion for the corresponding period in 2016. This increase was driven by significantly higher commitments of KfW Entwicklungsbank, while commitments of DEG increased only slightly.

Commitments in KfW’s Financial markets business sector for the three months ended March 31, 2017 increased to EUR 269 million compared to EUR 108 million for the corresponding period in 2016. Both commitments in the ABS and ABCP portfolio as well as in the green bond portfolio increased significantly in the three months ended March 31, 2017, compared to the corresponding period in 2016.

Sources of Funds

The volume of funding raised in the capital markets for the four months ended April 30, 2017 totaled EUR 37.4 billion, of which 55% was raised in euro, 35% in U.S. dollar and the remainder in five other currencies.

Capitalization and Indebtedness of KfW Group as of March 31, 2017

(EUR in millions)
Borrowings
Short-term funds	44,085
Bonds and other fixed-income securities	379,181
Other borrowings	24,320
Subordinated liabilities	200

Total borrowings	447,786

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve (2)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	14,513
Fund for general banking risks	600
Revaluation reserve	-528
Total equity	27,523

Total capitalization	475,309

(1)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of March 31, 2017, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(2)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of March 31, 2017 is not necessarily indicative of its capitalization to be recorded as of December 31, 2017.

The increase of EUR 468 million in total equity, which totaled EUR 27,523 million as of March 31, 2017 compared to EUR 27,055 million as of December 31, 2016, reflected (i) KfW Group’s consolidated result of EUR 421 million for the three months ended March 31, 2017 and (ii) EUR 48 million of revaluation reserves due to valuation profits recognized directly in equity relating to pensions and “available-for-sale financial assets.”

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. KfW has already been calculating capital ratios prescribed by these rules on a voluntary basis in the past for internal purposes, and it continues to do so. In doing so, KfW applies all material rules of the advanced internal ratings-based approach (“IRBA”) with slight modifications related to KfW’s promotional mandate.

According to these calculations and based on the results for the three months ended March 31, 2017, KfW’s total capital ratio as well as its Tier 1 capital ratio according to article 92 of the CRR amounted to 21.9 % as of March 31, 2017. The decreases of the total capital ratio as well as the Tier 1 capital ratio, which had each amounted to 22.3% as of December 31, 2016, were driven by improvements in KfW’s risk measurement methodology as well as general business and market developments. KfW is currently undergoing an approval process with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) to become an advanced IRBA institution and until such approval, KfW reports capital ratios to BaFin following the standardized approach. According to the calculations under the standardized approach, KfW’s total capital ratio as well as its Tier 1 capital ratio amounted to 16.1 % as of March 31, 2017.

Other Recent Developments

On February 20, 2017, a configuration error by an experienced KfW software engineer resulted in an incorrect IT-configuration of the KfW internal payment system (“SWIFT”, a system customarily used in banking). In interaction with a standard software, this incorrect configuration triggered an unknown system behavior, which led to an automatic payment transaction cycle resulting in repeated payments to four institutional business partners in a total amount of EUR 7.6 billion without any active participation by KfW. The incident was detected and the incorrect system behaviour was stopped shortly after it had occurred. The overpaid amounts were claimed back directly and repaid in full by the business partners on the day following the incident. KfW immediately informed its supervisory authorities, the BaFin and Bundesbank as well as the Federal Ministry of Finance and the Federal Ministry of Economic Affairs and Energy, of the incident, and ordered internal investigations and a special audit by KfW’s Internal Auditing. At the end of March 2017, the Audit Committee (Prüfungsausschuss) of KfW’s Board of Supervisory Directors jointly with the Executive Board decided to mandate an external, independent auditing company to conduct an additional external investigation of the incident.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
1st quarter 2016	0.7	1.9
2nd quarter 2016	0.5	1.8
3rd quarter 2016	0.2	1.7
4th quarter 2016	0.4	1.8
1st quarter 2017	0.6	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) continued to grow, increasing by 0.6% after price, seasonal and calendar adjustments in the first quarter of 2017 compared to the fourth quarter of 2016. When adjusted for price, seasonal and calendar variations, positive contributions in the first quarter of 2017 came both from domestic and foreign demand. Capital formation increased substantially. Due to the mild weather, fixed capital formation especially in construction, but also in machinery and equipment, was markedly up compared to the fourth quarter of 2016. Households and general government increased their final consumption expenditure slightly at the beginning of the year. In addition, the development of foreign trade was more dynamic and contributed to growth as exports increased more than imports.

In a year-on-year comparison, in price- and calendar-adjusted terms, the German economy grew by 1.7% compared to the corresponding period in 2016, largely consistent with an increase of 1.8% in the fourth quarter of 2016 and of 1.7% in the third quarter of 2016.

Source: Statistisches Bundesamt, Gross domestic product up 0.6% in the 1st quarter of 2017, press release of May 12, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/05/PE17_155_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
April 2016	-0.4	-0.1
May 2016	0.3	0.1
June 2016	0.1	0.3
July 2016	0.3	0.4
August 2016	0.0	0.4
September 2016	0.1	0.7
October 2016	0.2	0.8
November 2016	0.1	0.8
December 2016	0.7	1.7
January 2017	-0.6	1.9
February 2017	0.6	2.2
March 2017	0.2	1.6
April 2017	0.0	2.0

In April 2017, consumer prices in Germany rose by 2.0% compared to April 2016. The inflation rate as measured by the consumer price index is on the rise again (March 2017: +1.6%; February 2017: +2.2%). As in the preceding months, the inflation rate of April 2017 was mainly influenced by the development of energy prices. Prices of mineral oil products, in particular, went up considerably (+14.3%, of which heating oil: +30.1% and motor fuels: +10.6%). Excluding the prices of all types of energy, the inflation rate in April 2017 would have been +1.7% compared to April 2016. Food prices were higher in April 2017 (+1.8%) than in April 2016, but the rise in food prices continued to slow down year-on-year for the second consecutive month (March 2017: +2.3%; February 2017: +4.4%). Prices of goods (total) rose by 2.2% in April 2017 compared to April 2016, the main reason being the increase in energy prices. Prices of services (total) rose more moderately (+1.7%) in April 2017 compared to April 2016, with the inflation rate for April 2017 being influenced in particular by a marked increase in package holiday prices (+10.5%) due to calendar effects caused by the timing of Easter.

Compared to March 2017, the consumer price index remained unchanged in April 2017. The prices of energy (total) were up by 0.9% in April 2017 compared to March 2017, mainly due to increases in the prices of heating oil (+2.9%) and motor fuels (+1.9%). Price increases were also recorded for air passenger transport (+3.7%) and tobacco products (+2.1%). Consumers paid less, however, for coffee, tea and cocoa (–1.1%), for gardens, plants and flowers (–0.8%) and for food (–0.3%) in April 2017 compared to March 2017.

Source: Statistisches Bundesamt, Consumer prices in April 2017: +2.0% on April 2016, press release of May 12, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/05/PE17_156_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
March 2016	4.5	4.3
April 2016	4.2	4.2
May 2016	4.2	4.2
June 2016	4.2	4.2
July 2016	4.3	4.2
August 2016	4.1	4.1
September 2016	3.8	4.1
October 2016	3.9	4.0
November 2016	3.9	3.9
December 2016	3.5	3.9
January 2017	4.0	3.9
February 2017	4.3	3.9
March 2017	4.0	3.9

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 641,000 persons, or 1.5%, from March 2016 to March 2017. Compared to February 2017, the number of employed persons in March 2017 increased by approximately 42,000, or 0.1%, after adjustment for seasonal fluctuations.

In March 2017, the number of unemployed persons decreased by approximately 218,000, or 11.5%, compared to March 2016. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2017 remained almost unchanged at 1.68 million compared to February 2017.

Sources: Statistisches Bundesamt, March 2017: employment on a solid upward trend, press release of May 2, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/05/PE17_145_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to March 2017	January to March 2016
Trade in goods, including supplementary trade items	66.7	64.1
Services	-3.3	-3.4
Primary income	15.6	16.9
Secondary income	-13.9	-13.4

Current account	65.1	64.3

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in March 2017: +10.8% on March 2016, press release of May 9, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/05/PE17_149_51.html).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (KfW Group). It conducts its business in the following business sectors:

•	Mittelstandsbank (SME Bank) promotes small and medium-sized enterprises (“SMEs”), business founders, start-ups and self-employed professionals;

•	Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) provides housing-related loans and grants as well as financing for education to private individuals, offers financing for infrastructure projects, primarily for municipalities, and grants global funding instruments to promotional institutes of the German federal states (“Landesförderinstitute”) and other financial institutions;

•	Export and project finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•	Promotion of developing countries and emerging economies: KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities, and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Financial markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

With total assets of EUR 507.0 billion as of December 31, 2016, including loans and advances of EUR 377.9 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 81.0 billion in 2016.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the European Union (“EU”) in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is promotional and thus compatible with EU rules.

In the business sector of Export and project finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•	implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•	participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. A part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Energy, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable law and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW-Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that entered into force in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (Deutsche Bundesbank) in accordance with normal bank supervisory procedures. For further details, see “Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it neither qualifies as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”) nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive IV (“CRD IV”) and the EU Capital Requirements Regulation (“CRR”). However, by operation of the KfW Regulation, considerable parts of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW. The analogous application of banking supervisory law to KfW has been phased in gradually, with the majority of the rules, regulations and enforcement powers described above having become applicable as of January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of Article 4 para. 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are in principle eligible in the EU as level 1 assets pursuant to Article 10 para. 1 lit. (c) and (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG now apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

As of January 1, 2016, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung, or “IVV”) apply to KfW. BaFin has granted KfW a transitional period until January 1, 2018 for the full application of the IVV.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the new capital buffers regime introduced by CRD IV and transposed into national law in Sections 10c through 10i of the KWG. KfW has already been calculating capital ratios prescribed by these rules for internal purposes on a voluntary basis in the past, and it continues to do so. In doing so, KfW applies all material rules of the advanced internal ratings-based approach (“IRBA”) with slight modifications related to KfW’s promotional mandate. KfW is currently undergoing an approval process with BaFin to become an advanced IRBA institution and until such approval, KfW reports capital ratios to BaFin following the standardized approach. According to the calculations under the standardized approach, KfW’s total and Tier 1 capital ratio (taking into account the annual result of 2016) amounted to 15.9% as of December 31, 2016. For more information on KfW’s other key indicators, including the capital ratios based on the analogous application of the advanced IRBA, see “Group management report—Risk report—Overview of key indicators” included in Exhibit (e).

In addition to a capital conservation buffer and a countercyclical capital buffer, which KfW is already required to maintain, KfW anticipates becoming subject to certain requirements by BaFin to maintain a capital buffer for other systemically important institutions in Germany. KfW also expects BaFin to impose a supervisory review and evaluation process (“SREP”) surcharge, which is meant to reflect the specific risk situation of each bank and is applicable to KfW by analogy.

In connection with standard audits of KfW conducted by Deutsche Bundesbank and BaFin in 2016 under the bank regulatory provisions applicable to KfW by analogy, the banking supervisory authorities reported findings related to KfW’s

IT. As a consequence, BaFin has imposed additional temporary capital requirements of two percentage points on KfW’s total capital ratio until the issues underlying the findings have been resolved. The need for modernization of KfW’s IT architecture had already been identified before the standard audits were conducted and major projects to address the need for IT–related updates and improvements have been underway at KfW for some time.

While KfW believes that IT-related risks are comprehensively considered in its risk management for operational risk, there can be no assurance that the occurrence of any IT-related incidents, regulatory findings or deficiencies may not lead to reputational damage, regulatory exposure and/or financial losses for KfW. For more information on IT-related risks, see “Recent Developments – KfW – Other Recent Developments.”

As of January 1, 2016, KfW is also, by analogy, subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW applies the provisions concerning leverage with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the accounting value of assets and off-balance sheet exposures must be reported at group level. The leverage ratio is monitored internally and expected to become part of the prudential requirements starting in 2018.

According to a decision made by the supervisory authority in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) have become applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for KfW’s assigned business (Zuweisungsgeschäft) in accordance with Article 2 para. 4 of the KfW Law, i.e., those activities which KfW carries out as directed by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive; hence KfW has no obligation to draw up restructuring and resolution plans.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision-making and the exercise of enforcement powers are reserved to BaFin.

For purposes of supervision, the KfW Regulation subjects KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. Until KfW has implemented a system to comply with these reporting and information requirements, KfW will provide the supervisory authorities with relevant reports and information, the form of which has been agreed with the supervisory authorities. As agreed with the supervisory authorities, KfW will implement a fully-fledged regulatory reporting system by 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand increases of regulatory own capital and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not as such qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the European Central Bank (“ECB”) pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision taken by the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution and to date it has not been qualified as such in connection with subsequent annual reviews of large German financial institutions conducted by the ECB. Accordingly, KfW IPEX-Bank is not supervised directly by the ECB, but currently continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Regulatory Costs. As KfW had already applied significant parts of bank regulatory law on a voluntary basis to most of its activities, its previous voluntary compliance facilitated its compliance with the rules and regulations becoming mandatory by operation of the KfW Regulation. Nonetheless, compliance is expected to continue to entail special organizational efforts and related cost expenditure currently estimated to amount to up to EUR 120 million annually until 2020.

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “Business—Promotion of Developing and Transition Countries—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditors for the fiscal year 2016 are KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), a member firm of KPMG International.

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of KPMG for the year ended December 31, 2016, dated February 28, 2017, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on such examination, on the group management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found on page 168 of Exhibit (e).

KfW’s external auditor for the fiscal year 2017 will be Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, Germany.

BUSINESS

Introduction

KfW currently conducts its business in the following business sectors:

•	Mittelstandsbank (SME Bank), which focuses on SMEs and other commercial clients;

•	Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions), which focuses on private clients and public clients, such as municipalities and Landesförderinstitute;

•	Export and project finance (KfW IPEX-Bank);

•	Promotion of developing countries and emerging economies (KfW Entwicklungsbank and DEG); and

•	Financial markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME Bank)	21,388	20,431	5
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	33,698	30,054	12
Export and project finance (KfW IPEX-Bank)	16,072	20,214	-20
Promotion of developing countries and emerging economies	8,844	7,726	14
of which KfW Entwicklungsbank	7,290	6,662	9
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,553	1,064	46
Financial markets	1,274	1,119	14

Total promotional business volume (1) (2)	81,002	79,314	2

(1)	Total promotional business volume for 2016 has been adjusted for commitments of EUR 273 million, compared to EUR 229 million for 2015, made by KfW IPEX-Bank relating to Export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG (Bundesausbildungsförderungsgesetz, i.e. the German Federal Training Assistance Act) government loan program) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the five business sectors in terms of percentage of commitments outstanding and economic capital required at year-end 2016. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2016
	Commitments outstanding	Economic capital required (1)
Mittelstandsbank	22%	13%
Kommunal- und Privatkundenbank/Kreditinstitute	40%	14%
Export and project finance (KfW IPEX-Bank)	16%	13%
Promotion of developing countries and emerging economies (KfW Entwicklungsbank and DEG)	7%	16%
Financial markets	13%	8%

Total (in EUR billions)	525.3	14.9

(1)	The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.99%. For more information concerning economic capital required of KfW Group, see “Group management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” and note 39 to the financial statements, both included in Exhibit (e) to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the business sectors Mittelstandsbank and Kommunal- und Privatkundenbank/Kreditinstitute. Further promotional activities targeting the domestic market are reported under the Financial markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to the ultimate borrower (e.g., for financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to the ultimate borrower and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each banking institution to which it lends. In its domestic business sectors, KfW currently lends to approximately 200 banks. In 2016, 61% (2015: 60%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. The vast majority of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions, e.g., derivatives, securities, money market and global loan transactions, is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan, mezzanine capital or equity participation instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non program-based global loans to selected Landesförderinstitute with existing agreements, and to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, however, and may only apply for a KfW loan through a bank of their choice. The intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property, other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW – for each borrower. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application, based on compliance with the requirements defined for the particular lending program.

In recent years, KfW has modernized its application and approval process for loans with the aim of obtaining a more efficient, automated and accelerated process. For this purpose, KfW developed a digital online platform for its highly standardized loan programs. The online platform, which was launched in 2014 as a tool for the intermediate banks, provides immediate feedback as to KfW’s approval of the loan in the form of an electronic confirmation from KfW. Most of the commercial banks KfW works with have already joined the platform. Since the end of 2015, all loan applications under the housing investment programs can be handled through this platform. KfW aims to offer an increasing number of loan programs, including programs for SMEs and environmental investment programs, via this platform in the future. In 2016, the platform was expanded to two promotional programs for commercial enterprises.

KfW applies different pricing models for granting loans: a fixed-rate pricing model; and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. Moreover, it is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

In the traditional SME lending programs offered by KfW, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies amongst others to Mittelstandsbank’s largest and most important lending program, the KfW Unternehmerkredit (Entrepreneurial Loan program). In addition, mezzanine capital and equity participations offered by Mittelstandsbank and its special programs for investments by micro-enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrower, which is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrower; or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the recipient Landesförderinstitute and selected recipient financial institutions to on-lend these funds within a reasonable period of time. In contrast to KfW’s individual loans, these instruments offer greater loan structure flexibility. As a result, global loans and global funding facilities entail lower administrative costs for both KfW and the on-lending Landesförderinstitute and selected financial institutions compared with KfW’s traditional lending programs. Accordingly, the final borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute; and non program-based global loans to selected Landesförderinstitute and selected financial institutions in Germany and Europe. Most of the Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective German federal state (Land). Each Landesförderinstitut is responsible for promotional matters within its Land. KfW cooperates with 17 Landesförderinstitute.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program must comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to the final borrower as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering Landesförderinstitute flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW extends non program-based global loans to selected Landesförderinstitute and selected financial institutions in Germany and elsewhere in Europe, which they on-lend as individual loans and leases to finance SMEs, housing projects, municipal infrastructure projects and, increasingly, energy efficiency projects. In the case of Landesförderinstitute, non program-based global loans are no longer offered as new business, but only in connection with existing agreements.

Mittelstandsbank (SME Bank)

KfW’s Mittelstandsbank business sector supports SMEs, business founders, start-ups and self-employed professionals; it offers financing for various purposes to companies in different stages of development. According to a representative KfW survey in the German SME sector, known as KfW SME Panel 2016, Germany had an estimated 3.65 million SMEs (defined for the purposes of the survey as corporations with an annual group turnover of up to EUR 500 million) in 2015. SMEs have been the backbone of the German economy for decades. In 2016, they accounted for 44% of gross investment by the German corporate sector, employed 69% of the workforce and trained 90% of the apprentices.

Mittelstandsbank provides financing in the areas of start-up financing and general investments, innovation and environmental investments, primarily by means of loan programs (2016: EUR 20.7 billion, 2015: EUR 19.4 billion), mezzanine programs (2016: EUR 0.6 billion, 2015: EUR 0.8 billion) and equity investments (2016: EUR 0.1 billion, 2015: EUR 0.2 billion).

The following table shows Mittelstandsbank’s commitments by area for each of the years indicated:

MITTELSTANDSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Start-up financing and general investment	10,052	10,324	-3
Innovation	608	806	-25
Environmental investment	10,727	9,301	15

Total commitments (1)	21,388	20,431	5

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG government loan program) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant year.

To support the German economy, Mittelstandsbank committed financing in the amount of EUR 21.4 billion in 2016 (2015: EUR 20.4 billion). This increase was mainly attributable to increased commitments in KfW’s environmental investment programs, particularly under the Energieeffizienzprogramm (“Energy Efficiency Program”) and the Erneuerbare Energien Programm (“Renewable Energies Program”). Commitments in 2016 included EUR 3.8 billion extended as program-based global loans to Landesförderinstitute (2015: EUR 4.4 billion).

Mittelstandsbank primarily offers loan programs. Under some loan programs to which the risk-adjusted pricing model applies, Mittelstandsbank offers the on-lending banks a partial exemption from liability. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. This is the case for KfW Unternehmerkredit, which is the most important SME loan program and offers financing for a broad range of investments, such as construction and purchases of machinery, in the start-up financing and general investment area.

Mittelstandsbank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. In these financings, the on-lending bank is not liable to Mittelstandsbank for the subordinated loan. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loan. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW assumes the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Finally, Mittelstandsbank provides equity financing for innovative SMEs mainly through various equity funds.

Start-up Financing and General Investment Programs

Mittelstandsbank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants, machinery and equipment, or in acquisitions. In 2016, commitments in this area amounted to EUR 10.1 billion and declined slightly compared to the previous year (2015: EUR 10.3 billion). While commitments in the area of general investment declined from EUR 6.6 billion in 2015 to EUR 6.4 billion in 2016, Mittelstandsbank’s start-up financings remained relatively stable (2016: EUR 3.6 billion, 2015: EUR 3.7 billion).

As the Federal Ministry for Economic Affairs and Energy decided to merge the various coaching and advisory service programs for individual entrepreneurs and SMEs in one institution, KfW handed over its respective programs to the Federal Office for Economic Affairs and Export Control in 2016. KfW co-financed the new program of the Federal Office for Economic Affairs and Export Control with an amount of EUR 8.0 million in 2016.

Innovation Programs

Mittelstandsbank provides financing for innovations by extending funds for research and development activities either by means of loans, mezzanine capital or direct equity investments. Commitments in the field of innovation financing decreased to EUR 0.6 billion in 2016 (2015: EUR 0.8 billion). This decrease was mainly attributable to the low interest rate environment in which the price incentives of KfW’s programs could not be fully deployed. In 2015 KfW started its new venture capital strategy with the implementation of the instrument ERP Venture Capital Fund Investments. By way of this instrument, KfW participates in selected venture capital funds in Germany and elsewhere in Europe in an aggregate amount of up to EUR 400 million over five years, thereby indirectly providing equity for innovative SMEs. Initial investments under the instrument ERP Venture Capital Fund Investments were made in 2015. Since 2015, a total of EUR 112.0 million has been invested, of which EUR 57.0 million was invested in 2016. In 2016, the field of innovation financing was further strengthened by the implementation of coparion, a public venture capital co-investment fund, which KfW has set up in close cooperation with the Federal Ministry for Economic Affairs and Energy as a major shareholder. The fund size is EUR 225.0 million, of which KfW has contributed EUR 45.0 million. Coparion is co-investing with private investors (pari passu) and has replaced the program ERP-Startfonds.

Environmental Investment Programs

Mittelstandsbank finances environmental protection projects, in particular for measures aiming to increase energy efficiency, reduce greenhouse gas emissions and promote the use of sources of renewable energy. In 2016, commitments for environmental investment programs increased significantly to EUR 10.7 billion (2015: EUR 9.3 billion), particularly due to higher commitments under KfW’s Energy Efficiency Program, which increased from EUR 3.8 billion in 2015 to EUR 5.2 billion in 2016. This development was mainly attributable to improvements in the program conditions in the Energy Efficiency Program made in 2015. In 2016, the program was extended by the promotion of plants that prevent the use of waste heat. Commitments under KfW’s Renewable Energies Program increased from EUR 4.5 billion in 2015 to EUR 4.7 billion in 2016. Disbursements under this program, which promotes investments in projects for the use of wind energy, solar energy, biogas/biomass systems and hydropower, among others, are linked to KfW’s green bond issuances (see “Financial Markets—Funding”).

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)

KfW’s Kommunal- und Privatkundenbank/Kreditinstitute business sector extends housing-related loans and grants as well as financing for education to private individuals, provides financing for infrastructure projects, primarily for municipalities, grants global funding instruments to the Landesförderinstitute and other financial institutions and offers long-term refinancing of export loans to commercial banks.

The following table shows Kommunal- und Privatkundenbank/Kreditinstitute’s commitments by area for each of the years indicated.

KOMMUNAL- UND PRIVATKUNDENBANK/KREDITINSTITUTE COMMITMENTS

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Housing investment programs	20,825	16,468	26
Education programs	2,319	2,643	-12
Municipal infrastructure programs	4,074	4,954	-18
Global funding facilities to Landesförderinstitute	4,366	4,691	-7
Program for the refinancing of export loans	764	797	-4
Global loans to selected financial institutions	1,350	500	170

Total commitments (1)	33,698	30,054	12

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG government loan program) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant year.

In 2016, Kommunal- und Privatkundenbank/Kreditinstitute’s commitments amounted to EUR 33.7 billion (2015: EUR 30.1 billion). The increase compared to 2015 was mainly attributable to an increase in commitments under Kommunal- und Privatkundenbank/Kreditinstitute’s housing investment programs, particularly for energy-efficient construction and refurbishment measures, and global loans to refinance leasing contracts to SMEs.

Housing Investment Programs

Kommunal- und Privatkundenbank/Kreditinstitute’s housing investment programs provide funds for the promotion of home ownership, for energy-efficient construction and refurbishment measures, and for the improvement of the security of and accessibility to or within existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2016 amounted to EUR 20.8 billion (2015: EUR 16.5 billion), of which EUR 15.5 billion (2015: EUR 10.6 billion) were granted for energy-efficient construction and refurbishment measures and EUR 4.9 billion (2015: EUR 5.4 billion) for home ownership promotion programs.

Education Programs

Kommunal- und Privatkundenbank/Kreditinstitute supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are covered by a credit guarantee of the Federal Government and the Länder. In 2016, commitments amounted to EUR 2.3 billion (2015: EUR 2.6 billion).

Municipal Infrastructure Programs

Kommunal- und Privatkundenbank/Kreditinstitute provides financing for investments in municipal and social infrastructure, predominantly as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations). Infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations are financed according to KfW’s ordinary on-lending scheme involving commercial banks. Some of these municipal infrastructure programs are subsidized by federal funds. Commitments for these programs decreased to EUR 4.1 billion in 2016 (2015: EUR 5.0 billion). The decline is mainly due to the expiry of the special EUR 1.5 billion loan program for German municipalities to promote the development of refugee accommodation, which was initiated in 2015 and terminated in early 2016. This decrease was partly offset by an increase in commitments under special loan programs for the promotion of municipal energy-efficient construction to EUR 0.5 billion in 2016 (2015: EUR 50 million).

Global Loans and Global Funding Facilities

The following table shows Kommunal- und Privatkundenbank/Kreditinstitute’s commitments designated to global loans and global funding facilities.

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute	4,366	4,691	-7
Program-based global loans to Landesförderinstitute	1,954	2,229	-12
Non program-based global loans to Landesförderinstitute	20	70	-71
Non program-based global loans to selected financial institutions in Germany and Europe	1,350	500	170

Total commitments (1)	7,690	7,490	3

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG government loan program) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant year.

In 2016, Kommunal- und Privatkundenbank/Kreditinstitute granted global funding facilities and program-based global loans to Landesförderinstitute as well as non program-based global loans to selected Landesförderinstitute only in connection with existing agreements. In 2016, global funding facilities to Landesförderinstitute amounted to EUR 4.4 billion (2015: EUR 4.7 billion) and program-based global loans to Landesförderinstitute amounted to EUR 2.0 billion (2015: EUR 2.2 billion). Non program-based global loans to selected Landesförderinstitute were granted in the amount of EUR 20 million in 2016 (2015: EUR 70 million). The decrease in the refinancing of Landesförderinstitute was mainly driven by decreased demand.

Besides its commitments to Landesförderinstitute, Kommunal- und Privatkundenbank/Kreditinstitute grants global loans to selected financial institutions in Germany to refinance leasing contracts to SMEs and to selected financial institutions in Europe to refinance energy efficiency and renewable energy projects or to cooperate in the field of SME financing in Europe. The financial institutions in turn break down the global loans and extend individual loans and leases to SMEs. In 2016, global loans to selected financial institutions in Germany and Europe amounted to EUR 1.4 billion (2015: EUR 0.5 billion), of which EUR 1.2 billion were attributable to the refinancing of leasing contracts (2015: EUR 0.4 billion) and EUR 0.2 billion to the refinancing of European financial institutions (2015: EUR 0.1 billion). The European financial institutions’ need for refinancing is still limited due to prevailing market conditions, whereas the demand for refinancing of leasing contracts in Germany increased significantly in 2016.

Program for the Refinancing of Export Loans

Kommunal- und Privatkundenbank/Kreditinstitute offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (together “HERMES”) on behalf and for account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2016, KfW made commitments of EUR 0.8 billion (2015: EUR 0.8 billion) under this program.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-

Bank commenced operations as a legally independent entity wholly owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank as of December 31, 2016 amounted to EUR 29.4 billion (December 31, 2015: EUR 28.6 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and project finance amounted to EUR 56.2 billion as of December 31, 2016 (year-end 2015: EUR 54.9 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom and representative offices in nine locations outside Germany. As of December 31, 2016, KfW IPEX-Bank employed 669 persons, excluding managing directors but including temporary personnel (December 31, 2015: 653).

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. With respect to the SSM, KfW IPEX-Bank currently does not qualify as a significant credit institution and is therefore not supervised directly by the ECB, but rather continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation—Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Commercial Interest Reference Rate (“CIRR”) Ship Financing Program to KfW IPEX-Bank on the basis of its expertise and many years of experience in ship financing. The program supports German shipyards in global competition and aims to strengthen Germany as a shipbuilding location. Under the CIRR Ship Financing Program, buyers of ships may obtain a fixed-rate loan based on the CIRR, which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. In order to qualify, buyers must order the ships from a German shipyard.For the financing bank, the CIRR Ship Financing Program provides the following incentives: First, the interest rate risk of the loan is borne by the Federal Republic over the entire term of the loan. Second, the program gives the bank access to favorable refinancing from KfW without limiting its own liquidity. Although refinancing through KfW is optional, it is generally used by the bank.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In

2016, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in the amount of EUR 273 million (2015: EUR 229 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW’s Export and project finance business sector’s risk, so that the risk of the portion covered is the equivalent of German government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2016, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and project finance amounted to EUR 46 billion, of which EUR 11 billion, or 24%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

In 2016, total commitments of the Export and project finance business sector decreased to EUR 16.1 billion including commitments under the CIRR scheme for ship financing, which is supported by the federal budget (2015: EUR 20.2 billion). The following table shows commitments in KfW’s business sector Export and project finance in 2016 and 2015.

	Year ended December 31,				Year-to-Year
	2016		2015		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	8,588	53	11,458	57	-25
Promotional business (conducted on behalf of KfW)	7,484	47	8,756	43	-15

Total commitments (1)	16,072	100	20,214	100	-20

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

After an exceptional year 2015, new commitments stabilized in 2016 and returned to a more normal level. Among other factors, the exceptional 2015 volumes benefitted from a number of large individual transactions for cruise liners and offshore industry investments which together were the main drivers for the exceptional level of commitments in 2015.

Commitments by Sector. The following table shows KfW IPEX-Bank’s commitments by sectors in 2016 and 2015:

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Power, renewables and water	3,081	3,233	-5
Maritime industries	2,358	3,621	-35
Financial institutions, trade and commodity finance	2,065	2,095	-1
Industries and services	1,986	2,655	-25
Aviation and rail	1,790	2,786	-36
Basic industries	1,646	1,708	-4
Transport and social infrastructure	1,444	1,290	12
Equity portfolio (1)	0	600	-100
CIRR for ship finance	1,701	2,226	-24

Total commitments	16,072	20,214	-20

(1)	Starting in 2012, commitments with respect to leveraged finance have generally been reported directly under the sector in which the transaction occurs. In 2015, the sector “Leveraged finance, mezzanine, equity” was renamed “Equity portfolio”. The commitment of EUR 600 million at year-end 2015 reflects KfW IPEX-Bank’s equity share in one of the major European energy projects, the NordLink interconnector.

In 2016, commitments of EUR 1.7 billion were provided under the CIRR scheme for ship financing (2015: EUR 2.2 billion) as there was less demand from potential borrowers compared to the prior year. The highest commitments were achieved in the power, renewables and water sector with EUR 3.1 billion (2015: EUR 3.2 billion) including financing for large onshore and offshore wind farms as well as for highly productive combined cycle power plants, followed by the maritime industries sector with commitments of EUR 2.4 billion (2015: EUR 3.6 billion) and the financial institutions, trade and commodity finance sector with stable commitments of EUR 2.1 billion (2015: EUR 2.1 billion).

Commitments by Geographic Area. KfW IPEX-Bank’s commitments are reported for the following three regions in 2016: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2016, KfW IPEX-Bank’s commitments for project and export financing (excluding CIRR for ship financing) within Germany decreased to EUR 3.4 billion (2015: EUR 4.8 billion). In 2016, commitments in Europe (excluding Germany, but including Russia and Turkey) amounted to EUR 5.5 billion (2015: EUR 6.7 billion). KfW IPEX-Bank’s commitments in the rest of the world amounted to EUR 5.5 billion in 2016 (2015: EUR 6.5 billion). CIRR commitments for ship financing (2016: EUR 1.7 billion; 2015: EUR 2.2 billion) are transregional.

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product in 2016 and 2015:

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	10,420	12,813	-19
Thereof
Loans (term loans and bullet)	6,892	8,725	-21
Trade finance	1,466	1,648	-11
Revolving credit facilities for cash drawings	1,514	1,368	11
Guarantees	547	843	-35
Lease finance	0	229	-100
Debt instruments	0	0	0
Project finance (1)	3,199	3,175	1
Asset finance (1)	603	1,013	-40
Acquisition finance (1)	149	386	-62
Equity investments	0	600	-100
CIRR for ship finance	1,701	2,226	-24

Total commitments	16,072	20,214	-20

(1)	The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2016, EUR 365 million of loan disbursements were supported by the ERP Special Fund (2015: EUR 366 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry must comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are also generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

Promotion of Developing Countries and Emerging Economies

In the Promotion of developing countries and emerging economies business sector, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and emerging economies, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private sector investments in developing countries.

The following table sets forth KfW’s commitments for the Promotion of developing countries and emerging economies business sector in 2016 and 2015:

PROMOTION OF DEVELOPING COUNTRIES AND EMERGING ECONOMIES COMMITMENTS

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
KfW Entwicklungsbank	7,290	6,662	9
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,553	1,064	46

Total commitments	8,844	7,726	14

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2016, approximately 27% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels (“Mandates”), from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit – “FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite) that are extended for the account of the Federal Republic;

•	Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2016, approximately 82% of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•	Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets. Since 2012, FZ-Förderkredite have been eligible for guarantees by a special guarantee facility of the Federal Republic. They may also meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2016, approximately 68% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it funds a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments in 2016 and 2015:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Loan commitments (1)	5,234	4,631	13
of which federal funds	122	347	-65
of which KfW’s funds refinanced in the capital markets	5,112	4,284	19
Grant commitments	1,817	1,821	0
Mandates	239	211	13

Total commitments	7,290	6,662	9

(1)	Includes also equity investments (2016: EUR 55 million, 2015: EUR 65 million)

Total commitments of KfW Entwicklungsbank increased by 9% to EUR 7,290 million in 2016 (2015: EUR 6,662 million) due to increased loan commitments especially for multi-sectoral projects and emergency assistance. The relative share of loan commitments that were refinanced in the capital markets increased to 97% in 2016 (2015: 94%).

In 2016, Asia accounted for 38% of KfW Entwicklungsbank’s commitments (2015: 30%); Sub-Saharan Africa accounted for 18% (2015:24%); Middle East/North Africa accounted for 13% (2015: 14%); Europe/Caucasus accounted for 12% (2015: 14%); Latin America accounted for 16% (2015: 14%); and trans-regional commitments accounted for 3% (2015: 4%).

The following table shows KfW Entwicklungsbank’s commitments by sector in 2016:

	Year ended December 31,				Year-to-Year
	2016		2015		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	2,516	35	2,414	36	4
Social infrastructure	1,769	24	1,624	24	9
Financial sector	692	9	1,118	17	-38
Production sector	209	3	349	5	-40
Others (1)	2,104	29	1,156	17	82

Total commitments	7,290	100	6,662	100	9

(1)	Consists of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability corporation, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2016, DEG maintained 13 representative offices in developing countries or emerging economies. In 2016, DEG employed an average of 515 persons (2015: 521). At year-end 2016, DEG’s total assets amounted to EUR 5.8 billion (2015: EUR 5.8 billion).

DEG’s activities extend to various countries in Africa, Asia, Latin America, and Central and Eastern Europe. DEG aims to establish and expand private enterprise structures in these countries as a contribution to sustainable growth and lasting improvement in the living conditions of the local population. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services on a project-by-project basis.

DEG pursues four key economic aims in its private sector development policy:

•	promoting direct investment, including through DEG’s own risk capital activity;

•	providing long-term debt financing to investment projects;

•	providing financing to companies in International Development Association (“IDA”) countries and (post-)conflict countries; and

•	strengthening local capital markets through financial sector development.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions. DEG also seeks to mobilize other partners in order to raise additional capital for investments in its projects.

As an instrumentality serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to corporate income tax. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint information technology management.

The following table shows DEG’s commitments in 2016 and 2015:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Loans	1.083	685	58
Equity participations	438	257	70
Mezzanine financing	32	122	-74
Guarantees	0	0	n/a

Total commitments	1,553	1,064	46

Financial Markets

KfW’s Financial markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) and asset-backed commercial paper (“ABCP”) portfolio as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. The group’s consolidated balance sheet total assets at year-end 2016 were EUR 507.0 billion. EUR 454.2 billion, or 90% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2016, KfW had EUR 16.7 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, approximately 70% of KfW Group’s total borrowings outstanding at the end of 2016 had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are primarily used for purposes of KfW’s liquidity management. The percentage of capital-market funding outstanding out of total financial-market funds outstanding was 89% at the end of 2016.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding is based on three pillars: its “benchmark” bond programs (in euro and U.S. dollar); publicly-placed bonds outside the benchmark programs; and “private placements,” which is a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors.

In 2016, benchmark bonds accounted for a funding volume of EUR 49.8 billion, or 68%, of KfW’s total capital-market funding. Publicly-placed bonds outside the benchmark programs and private placements accounted for EUR 18.8 billion, or 26%, and EUR 4.3 billion, or 6%, respectively. Total capital-market funding in 2016 amounted to EUR 72.8 billion (2015: EUR 62.6 billion). KfW expects its volume of long-term funding to be raised in the capital markets in 2017 to be approximately EUR 75 billion.

In 2016, KfW sold four new bond issues and one re-opening of a 2016 bond issue, one re-opening of a 2015 bond issue and one re-opening of a 2014 bond issue (seven transactions in total in 2016) in an aggregate principal amount of EUR 19.0 billion under its euro benchmark program and seven bond issues in an aggregate principal amount of USD 34.0 billion under its U.S. dollar benchmark program. In addition to the benchmark issues, two additional series of global notes denominated in U.S. dollar were issued by KfW in 2016.

KFW’S BENCHMARK BOND ISSUES IN 2016

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
U.S. $-Benchmark I/2016	USD 5.0	3	1.500
U.S. $-Benchmark II/2016	USD 4.0	5	1.625
U.S. $-Benchmark III/2016	USD 6.0	2	0.875
U.S. $-Benchmark IV/2016	USD 5.0	5	1.500
U.S. $-Benchmark V/2016	USD 5.0	3	1.000
U.S. $-Benchmark VI/2016	USD 4.0	2	1.000
U.S. $-Benchmark VII/2016	USD 5.0	3	1.250
Euro-Benchmark I/2016	EUR 3.0	7	0.375
Euro-Benchmark II/2016 (incl. re-opening)	EUR 5.0	10	0.375
Euro-Benchmark III/2016	EUR 5.0	5	0.000
Euro-Benchmark IV/2016	EUR 4.0	7	0.000
Euro-Benchmark I/2015 (re-opening)	EUR 1.0	9	0.625
Euro-Benchmark III/2014 (re-opening)	EUR 1.0	8	1.500

In 2016, KfW’s total new capital-market funding was raised in 15 different currencies and 206 separate capital market transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 83% of KfW’s total new capital-market funding in 2016 (2015: 82%). The percentage of new funds raised in U.S. dollars increased from 45% in 2015 to 47% in 2016, making it the most significant funding currency, whereas the percentage of new funds raised in euros decreased from 37% to 36% over the same period. The percentage of new funds raised in pounds sterling increased from 7% to 9%, making it KfW’s third most significant funding currency in 2016. The percentage of Australian dollar funding decreased to 3% (2015: 4%) and Japanese yen remained stable at 2% (2015: 2%).

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2016 BY CURRENCIES

	EUR in billions	In % of total
U.S. dollar (USD)	34.3	47
Euro (EUR)	26.1	36
Pound sterling (GBP)	6.5	9
Australian dollar (AUD)	2.2	3
Japanese yen (JPY)	1.4	2
Other currencies (e.g., CAD, NZD and CNY)	2.4	3

Total	72.8	100

As part of its funding program, KfW links the proceeds of certain of its bonds, referred to by KfW as “green bonds,” to its environmental investment program, Erneuerbare Energien – Standard (Renewable Energies – Standard). Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure to finance environmental projects. While net proceeds from the sale of its green bonds are used by KfW in its general business, upon closing of the transactions KfW simultaneously allocates an amount equal to the net proceeds of the green bonds (which proceeds may be converted into euros) to an internal account used to track the allocation of funds from its green bond issuances. Amounts matching requests for disbursements under KfW’s Renewable Energies – Standard program will be deducted from the balance of this internal account on an ongoing basis, starting with the beginning of the calendar year and continuing until the balance has been completely reduced. The Renewable Energies – Standard program aims to promote the development of electricity from renewable resources. Measures financed through this program may include but are not limited to the following: photovoltaic equipment; onshore wind power plants and repowering measures; hydro-electric power stations; and equipment for the generation and use of biogas. The common objective of all projects financed under this program is the reduction of greenhouse gas emissions. Equipment for the use of fossil fuels or nuclear power is not financed under the program. KfW provides investors with information regarding the use of proceeds in terms of disbursements under the Renewable Energies – Standard program on a regular basis on its website. Unless otherwise indicated, information available on or accessible through KfW’s website is not incorporated herein by reference.

KFW’S GREEN BOND ISSUES 2016

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW EUR Green Bond	EUR 1.00	8	0.050
KfW GBP Green Bond (re-opening)	GBP 0.25	4	1.625
KfW SEK Green Bond	SEK 1.00	5	0.500
KfW USD Green Bond (1)	USD 1.50	5	2.000

(1)	Issued as global notes.

The most important sources of capital-market funding for KfW are bond and note issues followed by promissory note loans. At year-end 2016, the amount of outstanding bonds and notes issued by KfW totaled EUR 375.5 billion, representing a EUR 0.2 billion increase from EUR 375.3 billion outstanding at year-end 2015.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with EUR 7.5 billion outstanding at year-end 2016. Of this amount, EUR 2.2 billion was included on KfW’s consolidated statement of financial position in liabilities to banks and EUR 5.3 billion in liabilities to customers. Promissory note loans are a special instrument of the German capital market, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2016)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	24	FIXED	4.74	2007-2016	2017-2026	3.22	28,610,310,000.00	19,601,473,006.30
AUD	1	FLOATING	2.08	2014	2019	2.12	200,000,000.00	137,023,842.15
BRL	14	FIXED	10.31	2006-2016	2017-2021	1.53	1,965,650,000.00	572,992,275.18
CAD	9	FIXED	2.86	2005-2015	2017-2037	4.27	5,552,200,000.00	3,913,307,020.00
CHF	7	FIXED	2.71	2005-2010	2017-2037	6.00	2,780,000,000.00	2,588,695,409.24
CNY	7	FIXED	3.70	2015-2016	2017-2019	1.05	4,680,000,000.00	639,326,794.36
DEM	1	FIXED	7.00	1993	2023	6.25	105,985,000.00	54,189,270.03
EUR	283	FIXED	1.79	1996-2016	2017-2046	4.32	164,589,032,090.60	164,589,032,090.60
EUR	59	FLOATING	0.53	1999-2013	2017-2052	3.80	6,141,776,704.91	6,141,776,704.91
GBP	18	FIXED	2.95	2000-2016	2017-2037	5.37	18,701,703,000.00	21,843,190,684.18

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
GBP	2	FLOATING	0.40	1999-2013	2017-2019	0.71	363,600,000.00	424,677,053.89
HKD	3	FIXED	1.16	2004-2016	2017-2019	2.72	4,020,000,000.00	491,737,104.13
INR	1	FLOATING	0.06	2015	2017	0.11	2,000,000,000.00	27,935,496.94
ISK	1	FIXED	8.10	2007	2017	0.39	500,000,000.00	2,625,209.36
JPY	26	FIXED	2.39	1996-2016	2017-2038	10.58	199,365,000,000.00	1,615,599,675.81
JPY	313	FLOATING	2.17	1999-2016	2017-2046	15.76	227,565,000,000.00	1,844,124,797.08
MXN	1	FIXED	6.00	2016	2019	2.89	1,000,000,000.00	45,930,763.97
MYR	1	FIXED	3.98	2007	2017	0.07	250,000,000.00	52,868,653.12
NOK	19	FIXED	3.73	2002-2016	2017-2036	4.86	19,150,000,000.00	2,107,568,537.24
NOK	2	FLOATING	2.34	2016	2019	2.52	4,250,000,000.00	467,737,142.73
NZD	6	FIXED	3.87	2012-2016	2017-2021	2.36	2,825,000,000.00	1,863,702,335.40
PEN	1	FIXED	1.60	2010	2017	0.19	75,000,000.00	21,173,879.90
PLN	1	FIXED	4.50	2006	2025	8.11	77,648,470.00	17,606,165.11
RUB	1	FIXED	6.81	2012	2017	0.73	1,500,000,000.00	23,328,149.30
SEK	10	FIXED	3.23	2006-2016	2017-2031	4.17	23,950,000,000.00	2,507,197,068.83
SEK	3	FLOATING	0.00	2010-2013	2017-2020	1.99	3,400,000,000.00	355,927,767.60
SGD	1	FIXED	1.59	2016	2018	1.45	500,000,000.00	328,213,207.30
TRY	13	FIXED	9.55	2007-2016	2017-2021	1.55	2,855,650,000.00	770,298,338.38
USD	92	FIXED	2.14	2002-2016	2017-2046	3.69	143,515,047,982.62	136,149,367,216.22
USD	13	FLOATING	1.28	2007-2016	2017-2023	1.48	2,375,146,664.71	2,253,246,053.21
ZAR	5	FIXED	7.26	2012-2016	2017-2020	1.34	5,700,000,000.00	394,272,670.68

Total	938					4.12		371,846,144,383.15

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2016. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2016.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 60 billion multicurrency commercial paper program, which was increased from EUR 50 billion in 2016, and the USD 10 billion commercial paper program. The multicurrency commercial paper program represents the most important source of short-term liquidity for KfW. As of December 31, 2016, KfW Group’s commercial paper outstanding totaled EUR 47.1 billion (year-end 2015: EUR 39.9 billion).

Public Funds. The proportion of public funds in the group’s borrowings was 1% at the end of 2016. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 3.2 billion as of December 31, 2016 (December 31, 2015: EUR 3.0 billion). The group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 480 million as of December 31, 2016 (December 31, 2015: EUR 568 million). Public funds are made available to the group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 27% of the sources of funding for KfW Entwicklungsbank’s commitments in 2016. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “Promotion of Developing Countries and Emerging Economies—KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, the substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2016		As of December 31, 2015
	2016	2015	Positive	Negative	Positive	Negative
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	412,338	478,774	13,692	17,277	18,162	20,143
Currency-related derivatives (1)	224,014	235,581	20,993	4,161	25,345	4,359
Credit derivatives as protection buyer	10	10	1	—	—	—
Miscellaneous	—	0	0	0	1	0

Total derivatives (2) (3)	636,363	714,365	34,685	21,438	43,507	24,502
Embedded derivatives accounted for separately	—	—	123	20	148	17

Total balance sheet items “derivatives used for hedge accounting” and “other derivatives”	636,363	714,365	34,808	21,458	43,655	24,519

(1)	Includes cross-currency swaps.

(2)	Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2016	2015
	(EUR in millions)
Total positive fair value before netting	34,685	43,507
Total positive fair value after netting (1)	16,638	22,552
Collateral received	15,481	20,468
of which cash collateral	15,481	20,468

Total positive fair value after netting and collaterals	1,157	2,084

(1)	Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “derivatives used for hedge accounting” and “other derivatives.” For additional information on KfW Group’s derivatives exposure, see notes 10, 11, 12, 46, 47, 58, 59 and 74 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Group management report—Risk report—Types of risk—Market price risk” and “—Counterparty default risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2016, KfW Group held financial assets in an amount of EUR 32.7 billion (year-end 2015: EUR 31.6 billion). See “Group management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning financial assets. EUR 25.0 billion, or 76%, of all financial assets were held in the form of fixed income securities for liquidity purposes. The remaining financial assets were securities held as surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s ABS and ABCP portfolio or DEG’s direct investments). Finally, equity participations held, directly or indirectly, by KfW made up only a very limited amount of the group’s financial assets.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio. The bulk of securities held in this portfolio are denominated in euro, with the remainder denominated in U.S. dollar. For its liquidity portfolio, which KfW holds as liquidity reserve, KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the European Central Bank and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. At the end of 2016, KfW held securities in the aggregate amount of EUR 25.0. billion in its liquidity portfolio (year-end 2015: EUR 24.4 billion). For financial reporting purposes, securities denominated in U.S. dollar were converted into euro at the currency exchange rate as of December 31, 2016. In addition to these securities, as of December 31, 2016, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in the amount of EUR 31.2 billion (year-end 2015: EUR 37.2 billion).

ABS and ABCP Portfolio. In 2016, KfW provided EUR 975 million (2015: EUR 838 million) as part of its promotional activities for financing SMEs by investing in senior tranches of securitized assets (e.g., SME lease and loan portfolios) as well as ABCP in order to enable SMEs to benefit from sustainable and stable refinancing. As of December 31, 2016, the overall ABS and ABCP portfolio volume amounted to EUR 2.4 billion (year-end 2015: EUR 2.0 billion).

Green Bond Portfolio. Under its green bond portfolio, KfW invests in green bonds of public sector issuers, supranational institutions and agencies, banks and corporations as well as in covered bonds and ABS. The measures financed by funds invested in KfW’s green bond portfolio include projects in the fields of renewable energy, resource efficiency, environmental friendly transport and water and wastewater management. In 2016, KfW provided EUR 299 million (2015: EUR 281 million) as part of its promotional activities for financing climate and environmental protection measures. The portfolio was launched in 2015 and the targeted volume for the portfolio in the coming years is EUR 1.0 billion. At the end of 2016, the volume of KfW’s green bond portfolio amounted to EUR 580 million.

Privatization Initiatives

KfW has been mandated by the Federal Government to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

In the case of Deutsche Telekom, on May 25, 2016, the shareholders’ meeting resolved to pay out a dividend of EUR 0.55 per share for 2015. As was also the case in recent years, shareholders were given the choice to receive dividends in cash or in shares. KfW received new shares from the scrip dividend and increased its total ownership interest in Deutsche Telekom to approximately 819 million ordinary registered shares compared to its total ownership interest of 803.9 million ordinary registered shares as of December 31, 2015. After distribution of the scrip dividend, KfW’s stake in Deutsche Telekom amounted to approximately 17.5% as of June 28, 2016, which also represents the stake at year-end 2016 (December 31, 2015: 17.5%). To KfW’s knowledge, the stake of the Federal Republic of Germany amounted to approximately 14.5% as of December 31, 2016.

At year-end 2016, KfW’s total shareholding in Deutsche Post declined slightly from approximately 20.9.% at year-end 2015 to approximately 20.5% due to a conditional capital increase by Deutsche Post. To KfW’s knowledge, the Federal Republic does not hold any shares directly in Deutsche Post.

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are not included in financial assets, but are presented on KfW’s consolidated statement of financial position as loans and advances to customers.

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2016, the total amount outstanding of this loan to Greece amounted to EUR 15.2 billion.

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG (100%), which is held directly by KfW, and KfW IPEX-Bank GmbH (100%), which is held indirectly via KfW Beteiligungsholding GmbH. The stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs-Gesellschaft mbH (100%), Deutsche Energieagentur GmbH (26%) and Berliner Energieagentur GmbH (25%) are held directly by KfW.

Airbus Group SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), of which the economic interest was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. At year-end 2016, KfW held, through GZBV, an equity stake of approximately 9.35% in Airbus Group SE. Together with the other investors’ interests in GZBV, this equaled a total equity stake of 11.09% in Airbus Group SE.

KfW’s investments in Airbus Group SE were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). KfW is fully protected by the Federal Republic against any economic risks resulting from its total investment in Airbus Group SE.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2016

(EUR in millions)
Borrowings
Short-term funds	49,736
Bonds and other fixed-income securities	375,483
Other borrowings (1)	28,806
Subordinated liabilities (2)	200

Total borrowings	454,225

Equity
Paid-in subscribed capital (3)	3,300
Capital reserve (4)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	14,092
Fund for general banking risks	600
Revaluation reserve	-576

Total equity	27,055

Total capitalization	481,280

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 480 million.

(2)	Comprises assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 200 million.

(3)	KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2016, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

(4)	Includes equity capital in form of promotional reserves (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

With effect from January 1, 2016, Dr Stefan Peiß became a member of KfW’s Executive Board. Due to bank regulatory requirements for risk management systems set forth in the KWG and MaRisk, KfW has separated the responsibilities of Chief Financial Officer from those of Chief Risk Officer with effect from January 1, 2016. Both positions were held by Bernd Loewen until December 31, 2015 and are now held by Bernd Loewen and Dr Stefan Peiß, respectively.

The following biographical information on the current members of the Executive Board includes their ages as of March 28, 2017, the year in which they were appointed, their terms of office, their current positions and areas of responsibility.

Dr Ulrich Schröder

Age: 65

Dr Ulrich Schröder joined KfW Group as Chief Executive Officer of KfW’s Executive Board in September 2008. He is in charge of Management Affairs and Communication, Group Development and Economics, Internal Auditing, Compliance, and Sustainability. In December 2015, KfW’s Board of Supervisory Directors extended Dr Schröder’s tenure until the end of 2020.

Dr Schröder studied law and business administration at the University of Münster, Germany, and received his doctorate in law in 1983. He joined Westdeutsche Landesbank Girozentrale (“WestLB”), Düsseldorf/Münster, Germany, in 1983. Following various management positions, amongst others in the corporate clients unit, as a branch manager and board member of WestLB France, Paris, and as the manager of WestLB’s chemicals/life sciences unit, he was appointed to the management board of WestLB in April 2002. In August 2002, he joined the management board of the newly established NRW.BANK, Düsseldorf/Münster, Germany, and was appointed Chairman of the management board in 2006.

Dr Schröder is a member of the supervisory boards of Deutsche Post AG, Bonn, Germany, Deutsche Telekom AG, Bonn, Germany, DEG, Cologne, Germany, and the “2020 European Fund for Energy, Climate Change and Infrastructure,” Luxembourg.

In addition, Dr Schröder is a member of the Advisory Board of HSBC Trinkaus & Burkhardt AG, Düsseldorf, Germany, and a member of the Economic Advisory Board of Fraport AG, Frankfurt am Main, Germany.

Dr Günther Bräunig

Age: 61

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. He is in charge of Financial Markets, Central Services, Human Resources, and Legal Affairs. In December 2015, KfW’s Board of Supervisory Directors extended Dr Bräunig’s tenure until June 30, 2021.

Dr Bräunig joined KfW Group in September 1989 to head the International Capital Markets department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. Between August 2007 and October 2008 he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of this latter appointment, Dr Bräunig temporarily ceased to perform his functions as member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany, and Dijon, France, and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig serves as chairman of the supervisory board of pbb Deutsche Pfandbriefbank AG, Munich, Germany. He is also member of the Strategic Committee of AFT (Agence France Tresor), Paris, France, and Chairman of the Advisory Council of True Sale International GmbH, Frankfurt am Main, Germany.

Dr Ingrid Hengster

Age: 56

Dr Ingrid Hengster became a member of KfW’s Executive Board in April 2014. She is responsible for Domestic Promotional Business (Mittelstandsbank, Kommunal- und Privatkundenbank/Kreditinstitute), Sales, New Business Credit Service and Digital Development. Dr Hengster’s current tenure will end in 2018.

Dr Hengster holds a Ph.D. in law from the University of Salzburg, Austria. Dr Hengster started her career as project manager at Oesterreichische Kontrollbank AG, Austria, in 1984. In 1986, she joined COMMERZBANK Aktiengesellschaft where she became Vice President in the privatization and project finance group. From 1995 to 1998, Dr Hengster served as Head of Acquisition Financing and Structured Financing in the German practice of UBS Deutschland AG. Subsequently, she worked as Managing Director of the investment banking arm of Credit Suisse First Boston. In 2005, she joined ABN AMRO Bank (Deutschland) AG as CEO and Country Executive & Head of Global Clients Germany and Austria. From 2008 to 2014, Dr Hengster was Country Executive Germany, Austria & Switzerland of The Royal Bank of Scotland and CEO of the management board of The Royal Bank of Scotland (Deutschland) AG. Dr Hengster is a member of the supervisory boards of ThyssenKrupp AG, Essen, Germany, and Deutsche Bahn AG, Berlin, Germany. Additionally, she serves as an expert on the board of directors of the European Investment Bank, Luxemburg.

Dr Norbert Kloppenburg

Age: 60

Dr Norbert Kloppenburg became a member of KfW’s Executive Board in January 2007. He is in charge of International Finance (KfW Entwicklungsbank, KfW IPEX-Bank, DEG). In April 2016, KfW’s Board of Supervisory Directors extended Dr Kloppenburg’s tenure until October 31, 2017.

Dr Kloppenburg joined KfW Group in 1989 as Project Manager in the West Africa department of KfW Entwicklungsbank. In 1998, he became First Vice President and Head of the Export and Project Finance, Energy and Environmental Technology department. In 2002, he became Senior Vice President and Head of the Asia and Europe department of KfW Entwicklungsbank.

Dr Kloppenburg studied agricultural economics and social sciences at the University of Bonn, Germany and obtained an agricultural doctorate there. From 1982 until 1989, Dr Kloppenburg worked as a consultant for the Ministry of Planning in Bujumbura, Burundi. From 1985 to 1989, he worked as a representative of the German Konrad-Adenauer-Foundation in New Delhi and Madras, India.

Dr Kloppenburg serves as Chairman of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany, Deputy Chairman of the supervisory boards of DEG, Cologne, Germany, and Deutsche Energie-Agentur, Berlin, Germany, and is a member of the supervisory board of Hamburger Hafen und Logistik AG, Hamburg, Germany.

Bernd Loewen

Age: 51

Bernd Loewen joined KfW Group as a member of KfW’s Executive Board in July 2009. He is in charge of Accounting, Organization and Consulting as well as Information Technology, and acts as Chief Financial Officer of KfW. Mr Loewen’s tenure will end in 2019.

Mr Loewen studied business administration at the University of Münster, Germany, and graduated in 1991. From 2005 to 2009, he was a member of the management board of BRE Bank SA, Warsaw, Poland. Prior to that, he worked nine years at COMMERZBANK Aktiengesellschaft, first in the Frankfurt am Main, Germany, based Group Strategy and Equity Derivatives Trading departments and later as Managing Director of the New York, USA, based subsidiary Commerz Capital Markets Corporation.

Mr Loewen is a member of the supervisory board of The Currency Exchange Fund (TCX), Amsterdam, Netherlands, and an advisory member of the steering committee of the Sonderfonds Finanzmarktstabilisierung, known as FMS or SoFFin, Berlin, Germany. In addition, Bernd Loewen is a member of the supervisory board of Senckenberg Gesellschaft für Naturforschung (SGN), Frankfurt a. M., Germany.

Dr Stefan Peiß

Age: 47

Dr Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling, Transaction Management and Portfolio Credit Service, and acts as Chief Risk Officer of KfW. The tenure of Dr Peiß will end in 2019.

Dr Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr Peiß is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany.

For information on the remuneration of the Executive Board, see note 82 to the financial statements included in Exhibit (e) to this annual report.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Energy; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation, Building and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two representatives of industry; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the former serving as Chairman for the year 2017. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors

corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans, and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may take decisions on the Board of Supervisory Director’s behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of March 28, 2017, the members of the Board of Supervisory Directors were:

Name	Position
Kerstin Andreae	Member of Parliament; appointed by the Bundestag
Anton F. Börner	President of the Bundesverband Großhandel, Außenhandel, Dienstleistungen e.V. (BGA); representative of the wholesale and foreign trade sector
Volker Bouffier	Minister President of the State of Hesse; appointed by the Bundesrat
Dr Uwe Brandl	President of the Bavarian Gemeindetag; representative of the local municipalities
Hans-Dieter Brenner	Former Chairman of the Executive Board of Helaba Landesbank Hessen-Thüringen, Germany; representative of a credit institution prominent in the field of industrial credit
Frank Bsirske	Chairman of ver.di – Vereinigte Dienstleistungsgewerkschaft; representative of the trade unions
Alexander Dobrindt	Federal Minister of Transport and Digital Infrastructure
Georg Fahrenschon	President of the Deutscher Sparkassen- und Giroverband (DSGV); representative of the savings banks
Robert Feiger	Chairman of the IG Bauen-Agrar-Umwelt (construction, agriculture and environment); representative of the trade unions
Klaus-Peter Flosbach	Member of Parliament; appointed by the Bundestag
Brigitte Zypries	Federal Minister for Economic Affairs and Energy; Deputy Chairman in 2017
Christian Görke	Minister of Finance of the State of Brandenburg; appointed by the Bundesrat
Dr Louis Hagen	President of the Association of German Pfandbrief Banks (vdp); representative of the mortgage banks
Hubertus Heil	Member of Parliament; appointed by the Bundestag

Name	Position
Monika Heinold	Minister of Finance of the State of Schleswig-Holstein; appointed by the Bundesrat
Dr Barbara Hendricks	Federal Minister for the Environment, Nature Conservation, Building and Nuclear Safety
Reiner Hoffmann	Chairman of the Deutscher Gewerkschaftsbund; representative of the trade unions
Gerhard Hofmann	Member of the Board of Managing Directors of Bundesverband der Deutschen Volksbanken und Raiffeisenbanken e.V. (BVR); representative of the cooperative banks
Andreas Ibel	President of the Bundesverband Freier Immobilien- und Wohnungsunternehmen; representative of the housing sector
Bartholomäus Kalb	Member of Parliament; appointed by the Bundestag
Dr Markus Kerber	Executive Director of the Bundesverband der Deutschen Industrie e.V. (BDI); representative of the industry
Stefan Körzell	Member of the Federal Executive Committee of Deutscher Gewerkschaftsbund (DGB); representative of the trade unions
Dr Gesine Lötzsch	Member of Parliament; appointed by the Bundestag
Dr Gerd Müller	Federal Minister for Economic Cooperation and Development
Eckhardt Rehberg	Member of Parliament; appointed by the Bundestag
Joachim Rukwied	President of the Deutscher Bauernverband e.V. (DBV); representative of the agricultural sector
Dr Wolfgang Schäuble	Federal Minister of Finance; Chairman in 2017
Christian Schmidt	Federal Minister of Food and Agriculture
Andreas Schmitz	Member of the Presidency of the Bundesverband Deutscher Banken e.V. (BdB); Chairman of the supervisory board of HSBC Trinkaus & Burkhardt AG; representative of the commercial banks
Carsten Schneider	Member of Parliament; appointed by the Bundestag
Peter-Jürgen Schneider	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat
Holger Schwannecke	Secretary General of the Zentralverband des Deutschen Handwerks (ZDH); representative of the skilled crafts sector
Edith Sitzmann	Minister of Finance and Economic Affairs of the State of Baden-Württemberg; appointed by the Bundesrat
Sigmar Gabriel	Federal Minister for Foreign Affairs
Prof Dr Georg Unland	Minister of Finance of the State of Saxony; appointed by the Bundesrat
Dr Norbert Walter-Borjans	Minister of Finance of the State of Northrhine-Westphalia; appointed by the Bundesrat
Dr Martin Wansleben	Chief Executive of the Deutscher Industrie- und Handelskammertag e.V. (DIHK); representative of the industry

For information concerning the remuneration of the Board of Supervisory Directors, see note 82 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2016, KfW Group employed an average of 5,944 persons (excluding members of the Executive Board and trainees, but including temporary personnel) (2015: 5,807 persons). Approximately 30% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 21% is engaged in KfW’s domestic business activities, 22% in promotion of developing and transition countries, 11% in export and project finance, and the balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

For more information concerning KfW Group’s employees, see note 81 to the financial statements included in Exhibit (e) to this annual report.

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population is estimated to have reached a new all-time high of approximately 82.8 million at the end of 2016 compared to 82.2 million people at the beginning of 2016. The increase was again due to Germany’s immigration surplus, which more than offset the birth deficit (i.e., the negative difference between births and deaths). Based on provisional results, the Federal Statistical Office estimates that net immigration of foreigners amounted to 750,000 persons in 2016, considerably below the record high of 2015. In 2014, approximately 16.5% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 1.1.2, 2.1.9 (https://www.destatis.de/DE/Publikationen/StatistischesJahrbuch/StatistischesJahrbuch2016.pdf?__blob=publicationFile); Statistisches Bundesamt, Germany’s population expected to have increased to 82.8 million, press release of January 27, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_033_12411.html).

The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2015	2014	2013	2012	2011 (1)

	(number of persons)
Total population	82,175,684	81,197,537	80,767,463	80,523,746	80,327,900

Age distribution	(percent of total population)
Under 20	18.3	18.2	18.2	18.3	18.4
20-40	24.5	24.1	24.0	23.9	23.8
40-60	29.8	30.3	30.7	30.9	31.1
60-80	21.6	21.8	21.8	21.6	21.4
80 and more	5.8	5.6	5.4	5.4	5.3

Growth rate	(percent change on the previous year)
Total population	1.2	0.5	0.3	0.2	—
Under 20	2.2	0.5	-0.3	-0.5	—
20-40	2.6	1.1	0.9	0.4	—
40-60	-0.4	-0.6	-0.5	-0.3	—
60-80	0.4	0.7	1.2	1.2	—
80 and more	4.1	4.1	0.9	1.3	—

(1)	Percentage change on previous year not reported for the year 2011 due to a statistical break in the time series: The population is based on data from the 2011 Census since 2011, whereas it was based on former censuses for 2010 and preceding years.

Sources: Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

Notwithstanding the population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term. According to estimates of the Federal Statistical Office, the current high level of immigration is expected to have only limited effects on long-term population trends and cannot reverse the trend towards increased population aging.

Sources: Statistisches Bundesamt, New projection of Germany’s population by 2060, press release of April 28, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_153_12421.html); Statistisches Bundesamt, Currently high immigration cannot reverse population ageing, press release of January 20, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_021_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 22, 2013. The next general election will be held on September 24, 2017.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice—The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 18 electoral periods. The most recent general election, held in September 2013, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD), led by Chancellor Dr Angela Merkel (CDU). Dr Merkel has been serving as Chancellor since 2005.

Sources: The federal returning officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013 (https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2013/2013-10-09-endgueltiges-amtliches-ergebnis-der-bundestagswahl-2013.html);The federal returning officer, Bundestag election 2017 (https://www.bundeswahlleiter.de/en/bundestagswahlen/2017.html); Deutschlands Zukunft gestalten: Koalitionsvertrag zwischen CDU, CSU und SPD (https://www.cdu.de/sites/default/files/media/dokumente/koalitionsvertrag.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2013 Elections		2009 Elections		2005 Elections		2002 Elections		1998 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	41.5	311	33.8	239	35.2	226	38.5	248	35.1	245
SPD	25.7	193	23.0	146	34.2	222	38.5	251	40.9	298
Die Linke. (1)	8.6	64	11.9	76	8.7	54	4.0	2	5.1	36
Bündnis 90/Die Grünen	8.4	63	10.7	68	8.1	51	8.6	55	6.7	47
FDP	4.8	—	14.6	93	9.8	61	7.4	47	6.2	43
Others	10.9	—	6.0	—	3.9	—	3.0	—	5.9	—

Total		631		622		614		603		669

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the European Union. Today, the Federal Republic is one of 28 member states of the EU, which include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom (“UK”) (together, the “Member States”). According to provisional data, the aggregate population of the Member States was approximately 510 million as of January 1, 2016. The EU is still in the process of enlargement. Formal membership negotiations have been opened with Turkey, Montenegro and Serbia. The former Yugoslav Republic of Macedonia and Albania have been granted candidate status. Bosnia and Herzegovina and Kosovo are potential candidates.

Sources: European Union, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 2000-2009 (http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); European Union, The history of the European Union: 2010-today (http://europa.eu/european-union/about-eu/history/2010-today_en); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do? tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); European Commission, Enlargement, Countries, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). After several years of negotiations about institutional issues among the Member States in an intergovernmental conference, in which the European Commission and the Parliament were also involved, the Treaty of Lisbon entered into force on December 1, 2009. It amends and supplements the existing treaties underlying the EU and aims to provide the EU with the legal framework and tools necessary to meet future challenges and to respond to citizens’ demands. Among other matters, the treaty aims to make the EU more democratic and transparent by strengthening the role of the European Parliament and national parliaments, by offering more opportunities to citizens to provide input for policy proposals, by clearly categorizing competences between Member States and the EU and by explicitly recognizing the possibility for a Member State to withdraw from the EU. To reflect the EU’s enlargement and improve the effectiveness and efficiency of its decision-making, the treaty also streamlined and modernized EU institutions and simplified their working methods and voting rules.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine, How does the EU work? (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); Europa.eu, EU treaties: Treaty of Lisbon (http://europa.eu/european-union/law/treaties_en).

On June 23, 2016, the citizens of the UK voted to leave the EU. Under the mechanism for a voluntary and unilateral withdrawal of a country from the EU, a Member State wishing to withdraw must notify the European Council of its intention to do so. On March 29, 2017, the UK notified the European Council accordingly. The European Council is then required to provide guidelines for the conclusion of an agreement setting out the arrangements for the Member State’s withdrawal. This agreement is concluded on behalf of the EU by the Council of the EU, acting by qualified majority, having obtained the European Parliament’s consent. The EU treaties cease to apply to the withdrawing Member State from the date of entry into force of the agreement, or within two years of the notification of the withdrawal. The European Council may decide to extend that period.

Sources: UK Government, Topic, EU referendum (https://www.gov.uk/government/topical-events/eu-referendum); Council of the EU, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union, Article 50, page 59-60 (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); European Commission, Statement by the European Council (Art. 50) on the UK notification, press release, March 29, 2017 (http://www.consilium.europa.eu/en/press/press-releases/2017/03/29-euco-50-statement-uk-notification/).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2017 EU budget, which was adopted by the European Parliament in November 2016 and published in February 2017, amounts to EUR 157.9 billion in commitment appropriations and EUR 134.5 billion in payment appropriations. The entire EU budget represents approximately 1% of the EU gross national income.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); European Banking Authority, Topics, Passporting and supervision of branches (http://www.eba.europa.eu/regulation-and-policy/passporting-and-supervision-of-branches); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); European Commission, Budget, Documents: Annual Budget, 2017 (http://ec.europa.eu/budget/biblio/documents/2017/2017_en.cfm); EUR-Lex, Budget 2017, General budget, Total revenue (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=OJ:L:2017:051:FULL&from=EN).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia and Latvia subsequently joined the euro area. The most recent addition was Lithuania, which joined the euro area on January 1, 2015.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: Council of the EU, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Lithuania joins the euro area, press release of January 1, 2015 (http://www.ecb.europa.eu/press/pr/date/2015/html/pr150101.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the Member States established the Stability and Growth Pact (“SGP”) in 1997. The preventive arm of the SGP binds Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines of up to 0.2% of GDP (if they fail to abide by either the preventive or the corrective rules) or 0.5% of GDP (if they repeatedly fail to abide by the corrective rules). In addition, all Member States (except the United Kingdom) could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. Every April, Member States are required to lay out their fiscal plans for the next three years based on economic governance rules set forth in the SGP. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Stability and convergence programmes (http://ec.europa.eu/economy_finance/economic_governance/sgp/convergence/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries (http://ec.europa.eu/economy_finance/economic_governance/sgp/budgetary_plans/index_en.htm).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to adopt preventive recommendations to the affected Member State at an early stage. In cases of a Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime of the MIP consists of financial sanctions against Euro Area Member States, including fines of up to 0.1% of GDP if a Euro Area Member State repeatedly does not comply with its obligations. In the most recent surveillance cycle, 13 Member States, including Germany, were subject to an in-depth review in the context of the MIP. Of these 12 were found to be experiencing macroeconomic imbalances of various natures and magnitudes. According to the Commission’s assessment, Germany is experiencing macroeconomic imbalances, but these are not excessive. See “The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure, MIP surveillance in 2017 (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG was signed by all Member States, except the UK, the Czech Republic and Croatia. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances. These budget rules were to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e. by January 1, 2014 at the latest.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG)

(https://www.bundesbank.de/Redaktion/EN/Glossareintraege/T/treaty_on_stability_coordination_and_governance_in_the_emu.html); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

Response to the European Sovereign Debt Crisis

Temporary Financial Stability Mechanism. In May 2010, the European Union and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM, which was replaced by the European Stability Mechanism (“ESM”) in 2013, the European Commission was allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. For more information on the ESM, see “—European Stability Mechanism” below. The EFSF, which was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs, had a lending capacity of EUR 440 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 724 billion. The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full. As of March 2017, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 175 billion.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Financial Stability Facility, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationmarch20171.pdf).

European Stability Mechanism. Since October 2012, the ESM, which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributes approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Member State to the chairperson of the ESM’s board of governors and is provided subject to conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of March 2017, the ESM had loans outstanding to Spain, Cyprus and Greece of approximately EUR 71 billion.

Sources: European Stability Mechanism, History (https://www.esm.europa.eu/about-us/history); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, ESM (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-stability-mechanism-esm_en); European Stability Mechanism, Financial Assistance, Lending toolkit (https://www.esm.europa.eu/assistance/lending-toolkit); European Stability Mechanism, Frequently Asked Questions on the ESM (https://www.esm.europa.eu/sites/default/files/faqontheesm.pdf); European Stability Mechanism, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationmarch20171.pdf).

Financial Assistance to Euro Area Member States

Greece. Since May 2010, Greece has been receiving financial support from Euro Area Member States and the IMF to cope with its financial difficulties and economic challenges. This support comes in the form of economic adjustment programs, which include measures to support the Greek government’s efforts to address economic imbalances, tackle social challenges, and pave the way for sustainable economic growth and job creation. Under the first economic adjustment program, the Euro Area Member States agreed in May 2010 to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion to be disbursed over the period May 2010 through June 2013, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the Greek Loan Facility, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF.

Under the second economic adjustment program, which was approved by the Euro Area Member States in March 2012, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion in financial assistance for the years 2012 to 2014. Disbursements of financial assistance under the program were conditioned upon the observance of certain quantitative performance criteria and a positive evaluation of progress made on policy criteria. Following an extension by four months, the second program expired at the end of June 2015. The outstanding EFSF loan to Greece under the second program amounts to approximately EUR 130.9 billion.

In July 2015, the Greek government submitted a request to the ESM’s board of governors for further stability support. Following approval by the ESM’s board of governors, the European Commission signed a memorandum of understanding with Greece for a third economic adjustment program. Under this program, the ESM is able to disburse up to EUR 86 billion in financial assistance to Greece over a three-year period ending in August 2018. Disbursements are contingent upon the Greek government’s progress in delivering on certain policy conditions set forth in the memorandum of understanding which aim to enable the Greek economy to return to a sustainable growth path based on sound public finances, enhanced competitiveness, high employment and financial stability. As of the end of March 2017, the total disbursements of ESM financial assistance to Greece amounted to approximately EUR 31.7 billion. The outstanding ESM loan as of the end of March 2017 amounted to EUR 29.7 billion following a repayment in February 2017.

Sources: European Commission, Policies, Information and Services, Financial assistance to Greece (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-greece_en); European Stability Mechanism, Financial Assistance, Greece (ongoing) (https://www.esm.europa.eu/assistance/greece).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, agreed upon in December 2010 and provided subject to compliance with an economic adjustment program, consisted of financial support in a total amount of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF and EUR 22.5 billion through the IMF. The financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2031. As of the end of March 2017, Ireland had already repaid SDR 15.7 billion of loans to the IMF.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-ireland_en); European Financial Stability Facility, EFSF financial assistance for Ireland ends with successful Irish exit, press release of December 8, 2013 (https://www.esm.europa.eu/press-releases/efsf-financial-assistance-ireland-ends-successful-irish-exit); International Monetary Fund, Ireland: Transactions with the Fund from May 01, 1984 to February 28, 2017 (http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=470&endDate=2017%2D03%2D22&finposition_flag=YES).

Portugal. Following the Portuguese Republic’s application for support in early April 2011, euro area, EU and IMF financial assistance was provided for the 2011 to mid-2014 period on the basis of an economic adjustment program agreed between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. After the conclusion of the final review mission in May 2014, the Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement. Portugal remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2026. As of the end of March 2017, Portugal had already repaid SDR 11.5 billion of loans to the IMF.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Portugal (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-portugal_en); Eurogroup, Eurogroup Statement on Portugal, press release of May 5, 2014 (http://www.consilium.europa.eu/workarea/downloadAsset.aspx?id=15740); International Monetary Fund, Portugal: Transactions with the Fund from May 01, 1984 to February 28, 2017 (http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=810&endDate=2017%2D03%2D22&finposition_flag=YES).

Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM has disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2017, Spain had already repaid EUR 6.6 billion, in part voluntarily. Barring further early repayments, Spain is expected to be able to exit post-program surveillance in 2025.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Spain (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-spain_en); ESM, Financial Assistance, Spain (https://www.esm.europa.eu/assistance/spain); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (https://www.esm.europa.eu/press-releases/spain-successfully-exits-esm-financial-assistance-programme).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package was designed to cover financing needs of up to EUR 10 billion, with the ESM providing up to EUR 9 billion and the IMF contributing around EUR 1 billion. The program addressed Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. The financial assistance program expired in March 2016 as planned. Approximately EUR 2.7 billion of the ESM financing package remained unutilized. Cyprus remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid, which is not expected before 2029.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Cyprus (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-cyprus_en); ESM, Financial Assistance, Cyprus (https://www.esm.europa.eu/assistance/cyprus); Eurogroup, Eurogroup Statement on Cyprus, press release of March 7, 2016 (http://www.consilium.europa.eu/de/press/press-releases/2016/03/07-eurogroup-statement-cyprus/).

Response to Migratory Pressure

EU Migration Policy. The growing instability in the EU’s southern neighboring countries has increased the number of people trying to reach the EU. The EU and the Member States have been intensifying efforts to establish an effective, humanitarian and safe European migration policy. In the Federal Government’s opinion, because a solution cannot be found by individual Member States alone but only by all Member States together, solving the problem requires a comprehensive approach covering all relevant areas. The EU policy response comprises the following activities: working with countries of origin and transit, strengthening the EU’s external borders, managing migration flows and curbing migrant smuggling activities, reforming the common European asylum system, providing legal migration pathways as well as fostering the integration of third-country nationals. According to Frontex, the European Border and Coast Guard Agency, the total number of detected illegal border crossings in 2016 fell by more than two-thirds from 1,822,000 to 511,000 compared to 2015.

Sources: European Council, Finding solutions to migratory pressures (http://www.consilium.europa.eu/en/policies/migratory-pressures/); Frontex, Detections of illegal border-crossings statistics download (http://frontex.europa.eu/assets/Detections_of_IBC_Press_for_FX_website_20170303.xlsx).

Prevention of Illegal Migration Flows. To prevent illegal migration flows, the EU seeks to address the root causes of migration, such as conflicts, political and economic instability, human rights violations and poverty. This involves cooperation with countries of origin and transit of migrants, on a broad range of issues. Specifically, in March 2016, Turkey and the EU agreed to stop the flow of irregular migration via Turkey to the EU. All new irregular migrants crossing from Turkey to the Greek islands will be returned to Turkey. For every Syrian being returned to Turkey from Greek islands, another Syrian will be resettled from Turkey to the EU taking into account the UN vulnerability criteria. In addition, the EU is taking action to meet the urgent humanitarian needs of Syrian refugees in Turkey, Jordan and Lebanon.

Sources: European Council, Working with countries of origin and transit (http://www.consilium.europa.eu/en/policies/migratory-pressures/countries-origin-transit/); European Council, EU-Turkey statement, 18 March 2016, press release of March 18, 2016 (http://www.consilium.europa.eu/en/press/press-releases/2016/03/18-eu-turkey-statement).

Reinforcement of Border Controls. The recent migratory pressure has led to difficulties in several Member States of ensuring adequate external border controls and the reception and processing of arriving migrants. To control the EU’s external borders more effectively, the European Border and Coast Guard Agency (a transformed version of the former EU agency Frontex) was launched in October 2016. It will closely monitor the EU’s external borders and work together with Member States to quickly identify and address any potential security threats to the EU’s external borders. The adoption of reinforced checks at external borders is being negotiated, as well as improving controls through the use of new technologies.

Effective management of the EU’s external borders is fundamental for the well-functioning of free movement within the EU. Within the Schengen area, which encompasses most Member States, except Bulgaria, Croatia, Cyprus, Ireland, Romania and the UK, any person, irrespective of nationality, may cross internal borders without being subjected to border checks. In case of a serious threat to public policy or internal security, a Schengen country may exceptionally temporarily reintroduce border controls at its internal borders. In the context of the migrant crisis and terrorist threats, several Schengen countries, including Germany, have temporarily reintroduced internal border controls.

Sources: European Council, Strengthening the EU’s external borders (http://www.consilium.europa.eu/en/policies/migratory-pressures/strengthening-external-borders/); European Commission, Migration and Home Affairs, Schengen Area (https://ec.europa.eu/home-affairs/what-we-do/policies/borders-and-visas/schengen_en); European Commission, Migration and Home Affairs, Temporary Reintroduction of Border Control (https://ec.europa.eu/home-affairs/what-we-do/policies/borders-and-visas/schengen/reintroduction-border-control_en).

Legal Framework. Since 1999, the EU has been working to create a Common European Asylum System (“CEAS”), which is based on a number of EU directives and regulations, to guarantee high standards of protection for refugees as well as fair and effective procedures throughout the EU. Among other matters, the CEAS seeks to harmonize the process for applying for asylum throughout the EU, to provide asylum applicants with material reception conditions such as housing and food, to register applicants by taking their fingerprints and sending them to a special database, and to facilitate identification of the country responsible for a refugee’s asylum application. The Dublin Regulation establishes which Member State is responsible for the examination of an asylum application based on a number of criteria, including, in order of importance, family considerations, recent possession of visa or residence permit in a Member State and through which Member State the applicant has entered the EU. The recent migratory pressure has exposed the weakness of the current CEAS rules. Despite the efforts to harmonize standards, asylum seekers are not treated uniformly and recognition rates vary, which may encourage secondary movements and asylum shopping. In May and in June 2016, the Commission presented two packages of proposals to reform the CEAS. The legislative proposals are currently being discussed by the Council.

Sources: European Commission, Migration and Home Affairs, Common European Asylum System (https://ec.europa.eu/home-affairs/what-we-do/policies/asylum_en); European Commission, Migration and Home Affairs, Common European Asylum System, Country responsible for asylum application (Dublin) (https://ec.europa.eu/home-affairs/what-we-do/policies/asylum/examination-of-applicants_en); Regulation (EU) No 604/2013 of the European Parliament and of the Council of June 26, 2013 (http://eur-lex.europa.eu/legal-content/EN/ALL/;jsessionid=jHNlTp3HLjqw8mqGbQSpZh1VWpjCyVQq14Hgcztw4pbfSQZffnrn!557467765?uri=CELEX:32013R0604); European Council, Reforming the common European asylum system (http://www.consilium.europa.eu/en/policies/migratory-pressures/reforming-ceas/ceas-reform-timeline/).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Source: Federal Statistical Office, Major revision of national accounts 2014: results and background (https://www.destatis.de/EN/Methods/NationalAccountRevision/Revision2014_BackgroundPaper.pdf?__blob=publicationFile).

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1991 have been recalculated in accordance with BPM6.

Source: Bundesbank, Changes in the methodology and classifications of the balance of payments and the international investment position, Monthly Report, June 2014 (https://www.bundesbank.de/Redaktion/EN/Downloads/Publications/Monthly_Report_Articles/2014/2014_06_methodology_balance_of_payments.pdf?__blob=publicationFile).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard (“SDDS”). By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesministerium der Finanzen, Deutschland stellt ab heute Indikatoren nach dem „speziellen Datenverbreitungsstandard Plus“ (SDDS Plus) des IWF bereit, press release of February 18, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/02/2015-02-18-PM07.html?source=stdNewsletter).

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2016, the GDP of Germany expressed at current prices was EUR 3,132.7 billion, compared to EUR 3,032.8 billion in 2015, which represents an increase of 3.3%. GDP adjusted for price effects rose by 1.9% compared to 2015, and exceeded the 1991 level by 39.5%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 24.4% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2016, GDP per capita at current prices was EUR 37,866, while GDP per employee at current prices was EUR 72,057.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4—2016 (March 2017), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2016, services accounted for 68.9% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 15.7% in 2016, compared to 16.2% in 1991, and “public services, education, health,” accounting for 18.3% of gross value added in 2016, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.7% of gross value added compared to 30.9% in 1991. Construction contributed 4.8% to gross value added in 2016, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.6% of gross value added in 2016, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4—2016 (March 2017), Table 2.2.1.

In 2016, private final consumption expenditure totaled 53.6% of GDP in current prices, gross capital formation amounted to 19.1% and government final consumption expenditure equaled 19.7%, almost unchanged from 2015. Exports and imports of goods and services accounted for 46.0% and 38.4% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 7.6% of GDP in 2016, also almost unchanged from 2015.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4—2016 (March 2017), Table 2.3.1.

In 2016, price-adjusted GDP rose by 1.9% compared to 2015. The GDP adjusted for both price and calendar effects, increased by 1.8% compared to 2015. Net exports had a slightly negative effect on economic growth in 2016 (growth contribution: -0.2 percentage points). Exports increased by 2.6% (2015: 5.2%), while imports rose by 3.7% (2015: 5.5%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2016 by 1.1%, compared to a 3.7% increase in 2015, in price-adjusted terms, while gross fixed capital formation in construction increased by 3.0%. Final consumption expenditure of general government rose by 4.0% in 2016 on a price-adjusted basis, and final consumption expenditure of households rose by 2.0% on a price-adjusted basis compared to 2015.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4—2016 (March 2017), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 6.4% in 2015 to 6.1% in 2016. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 4.3% in 2015 to 3.9% in 2016. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) increased to 0.5% in 2016, compared to 0.3% in 2015. Excluding energy prices, the index rose by 1.2%. General government gross debt stood at EUR 2,140.4 billion at year-end 2016, compared to EUR 2,158.8 billion at year-end 2015.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2017, Table 6.1 (https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201702/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201702-pdf.pdf); Statistisches Bundesamt, Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2017), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty—Germany—overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2016	2015	2014	2013	2012
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	3,132.7	3,032.8	2,923.9	2,826.2	2,758.3
(change from previous year in %)	3.3	3.7	3.5	2.5	2.0
GDP - price-adjusted, chain-linked index (2010=100), not adjusted for calendar effects	110.2	108.2	106.4	104.7	104.2
(change from previous year in %)	1.9	1.7	1.6	0.5	0.5
GDP - price-adjusted, chain-linked index (2010=100), adjusted for calendar effects	110.0	108.1	106.5	104.8	104.2
(change from previous year in %)	1.8	1.5	1.6	0.6	0.7
Unemployment rate (ILO definition) (in %) (1)	3.9	4.3	4.7	4.9	5.0
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	0.5	0.3	0.9	1.5	2.0
Balance of payments - current account	261.4	260.0	218.0	189.6	193.6
General government gross debt (2)	2,140.4	2,158.8	2,189.6	2,189.8	2,204.9

(1)	Unemployed persons, available and seeking work.

(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2016 (February 2017), Tables 1.1 and 1.11; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht März 2017, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published in April 2017, the Federal Government projected that GDP in Germany will grow by 1.5% in 2017, with private consumption growing by 1.4% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 3.3% and 4.5%, respectively, compared to 2016. Investment in machinery and equipment is projected to increase by 1.1% and construction is forecast to increase by 2.9%. Growth is expected to be driven exclusively by domestic demand. The Federal Government expects that domestic employment will increase by approximately 530,000 persons, or 1.2%, in 2017 compared to 2016, reaching a record level of 44.1 million persons in 2017. Registered unemployment (Arbeitslose) is expected to decrease by 140,000 persons compared to 2016 to 2.55 million persons in 2017 on average.

Source: Bundesministerium für Wirtschaft und Energie, Zypris: Trotz Unwägbarkeiten – Deutsche Wirtschaft wächst solide, press release of April 26, 2017 (http://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170426-fruejahrsprojektion-2017.html).

Economic Policy

General

The Federal Government aims to safeguard and build on the foundations for prosperity, social cohesion and a high quality of life in Germany. It is counting on investment, on innovation and research, on efficient infrastructure, on the integration of labor and on the continuing internationalization of the German economy. It aims to implement a modern and practical economic policy in order to overcome impediments to productivity.

The German economy remains competitive, and, despite increasing burdens as well as external and internal risks, the Federal Government expects German economic growth to remain robust. Employment and GDP in Germany increased on an annual average basis from 2010 to 2016. In 2016, a record level of domestic employment was reached, with 43.5 million persons employed. For more information on recent economic developments, see “—Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Energie, 2017 Annual Economic Report, page 7 (https://www.bmwi.de/Redaktion/EN/Publikationen/jahreswirtschaftsbericht-2017.pdf?__blob=publicationFile&v=8);

Bundesregierung, Boom auf deutschem Arbeitsmarkt (https://www.bundesregierung.de/Content/DE/Artikel/2017/01/2017-01-03-arbeitsmarkt.html); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2016 (March 2017), Table 2.1.14.

Current Policy Initiatives

The Federal Government continues the strategy of sound fiscal and budgetary as well as growth enhancing policies. At the same time the aim is to maintain competitiveness and strengthen the growth potential with public investment to be stepped up and conditions for private investment improved, thus broadening the scope for a sustained boost to the long-term performance of the German economy. Current policy initiatives are outlined below in more detail.

The Federal Government has continued the consolidation of public finances, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General—The European Union and European Integration—EU Economic Governance.” In 2016, overall public sector finances were again positive, with net lending of general government at 0.8% of GDP. This means that the public sector budgets were close-to-balance for the fifth year in succession. This trend is expected to continue in the years ahead. According to the present federal budget planning, no new borrowing will be required in the period between 2017 and 2021. The Federal Government’s goal of cutting the debt-to-GDP ratio to less than 70% was attained by the end of 2016. On this basis, the Federal Government is on track with its plans to cut the debt-to-GDP ratio to below 60% within ten years of the current Federal Government taking office in 2013. For further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.”

The Federal Government is particularly enhancing public sector investment. In total, federal investment in current prices has risen by more than 40 % since the beginning of the legislative term, to EUR 36.1 billion in the 2017 federal budget. In comparison, the federal budget itself only rose by just under 7 % in the same period. The Federal Government is also assisting the Länder and the municipalities by providing additional relief over the current legislative term, thus boosting the scope for municipalities and Länder to invest. For example, financially weak municipalities are to benefit from an additional EUR 3.5 billion provided by the Federal Government from 2015 to 2020 through the Municipal Investment Promotion Fund (Kommunalinvestitionsförderungsfonds), which was doubled up to EUR 7 billion in 2016 to improve school infrastructure, and an additional EUR 3 billion is provided for research. Furthermore, the Federation is also providing more than EUR 7 billion of funding to the Länder from 2016 and 2018 to help them cope with the tasks related to the integration and accommodation of refugees and asylum seekers. In total, the relief provided by the Federal Government for Länder and municipalities amounts to approximately EUR 79 billion.

As of December 31, 2019, the rules on fiscal equalization in Germany in a broad sense – including the financial support for seaports, the special solidarity scheme for the eastern Länder and compensation payments between the Federal Government and the Länder in connection with the abolishment of previous joint financing arrangements for certain public tasks (Entflechtungsmittel) – will cease to apply. At the same time, all Länder budgets have to be structurally balanced from 2020 onwards according to the national “debt brake.”

Consequently, current negotiations between the Federal Government and the Länder, which started in mid-2014, aim at a more general restructuring of their fiscal relations. The Federal Government intends to finalize these negotiations during the current legislative term. In the view of the Federal Government, a further reduction of interdependencies between the Federal Government and the Länder, a more efficient assignment of tasks, more direct responsibilities, more room for maneuver and, accordingly, an improved alignment of incentives for the Länder are necessary to ensure compliance with the national and European budget rules on a sustainable basis.

The Federal Government aims to have broadband infrastructure with a minimum download speed of 50 Mbit/s in place nationwide by the end of 2018. The companies represented in the Network Alliance (Netzallianz) invested EUR 8 billion per year in network expansion in 2015 and 2016. The Federal Government has a EUR 4 billion program for the period up until 2020 to support the expansion of broadband in rural and remote areas where no private-sector network expansion can be expected in the foreseeable future due to a lack of profitability. To date, 340 notifications of awards have been issued representing total support of EUR 2.3 billion, activating in turn investments totaling EUR 5.2 billion. Some 94% of the funding is going directly into expanding the fiber-optic network. At the end of 2016, 75% of German households already had access to band width of at least 50 Mbit/s.

The Federal Government also aims to continue developing and adapting tax legislation in order to bring it in line with the needs of a modern society in a globalized world. In the face of technical, economic and demographic changes, the Federal Government intends to modernize the taxation procedure step by step in cooperation with the Länder. In 2016 the legal framework for inheritance and gift taxes was reformed. As amended, the applicable rules and regulations meet constitutional requirements as well as the needs of small and medium-sized businesses. Another goal is to modernize the real property tax.

With targeted tax relief the Federal Government seeks to contribute to the reduction of fiscal drag. Furthermore, measures to combat the shifting of profits across borders by companies which operate internationally are of great significance; the Federal Government is cooperating with its G20 partners in this regard.

In order to ensure that as many workers as possible can benefit from the strong labor market and to secure adequate working conditions, the Federal Government has launched a number of policy measures. Since January 1, 2015, a general statutory gross minimum wage has been in place. Every two years, the minimum wage is assessed and, if appropriate, adjustments are proposed by a commission comprising representatives of the unions and of the employers’ associations in equal shares. In connection with the first assessment, the minimum wage was raised from EUR 8.50 to EUR 8.84 per hour worked with effect from January 1, 2017. The Federal Government has presented a comprehensive concept to increase the chances of long-term unemployed persons regaining access to the regular labor market. Legislation has been introduced that resolves conflicts between trade unions in collective bargaining. While recognizing that the use of temporary workers and contracts for work and services enable many people to participate in working life and permit companies to respond flexibly, the Federal Government has amended legislation in order to address illegal contract clauses to restrict the use of temporary workers to times of extraordinary capacity needs. The amendment came into effect on April 1, 2017.

The Federal Government is developing strategies to counteract the effects of demographic change on the business sector and to maintain the performance of the German economy. The aim is to strengthen and activate the potential pool of skilled labor in the domestic economy and to make Germany more attractive for qualified professionals from other countries. By reforming the Federal Training Assistance Act (Bundesausbildungsförderungsgesetz), which provides the regulatory framework for student loans, the Federal Government is making an important contribution towards improving the situation of students at school and in higher education. Making family and working life more compatible not only contributes to equal opportunity, but also to activating additional skills for companies. Accordingly, the Federal Government has introduced “parental allowance plus” to assist young parents in working part-time and to re-enter working life more quickly. In order to provide greater support to working patterns that fit in with other aspects of life, the legal framework for a more flexible transition from working life to retirement was improved by the Variable Pension Act (Flexirentengesetz).

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, energy efficiency, renewable energy) within a single strategy. It sets a long-term target of achieving an 80% to 95% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, the energy concept is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally compatible energy supply.

The Federal Government’s reform of the Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz) has placed the future expansion of renewable energy sources on a viable basis. The other key projects for the current legislative term have been consolidated in a 10-point Energy Agenda, and coordinated in terms of timing and substance so that the energy transition can be rolled out in a methodical and efficient manner. The National Energy Efficiency Action Plan, which was adopted in December 2014, sets out the Federal Government’s efficiency strategy for this legislative term. It aims to raise awareness of the economic viability of efficiency measures on a cross-sectoral basis and to put the conditions in place in order to make full use of the potential for efficiency improvements. The energy efficiency strategy for buildings is intended to make a major contribution towards the achievement of a virtually climate-neutral building stock in Germany by 2050. In the 2020 Climate Action Plan, the Federal Government has adopted further measures to reduce greenhouse-gas emissions by at least 40% between 1990 and 2020 in Germany. Many of the measures adopted in the National Energy Efficiency Action Plan were rolled out in the course of 2015. Building on the Action Plan, the Federal Government has also adopted the Energy Efficiency Strategy for Buildings. Furthermore, the Federal Government adopted the 2050 Climate Action Plan in November 2016, which establishes interim targets for the post-2020 period as well as reduction measures and monitoring processes in order to achieve long-term climate goals.

The Grid Expansion Acceleration Act (Netzausbaubeschleunigungsgesetz) and the Federal Requirements Plan Act (Bundesbedarfsplangesetz) provide the framework for a methodical and accelerated expansion of the transmission grids. The first formal procedures for federal planning of the expansion of the transmission grids have been set in motion. The distribution grids are also to be made fit for the energy transition, and the rules are to be made more investment-friendly.

For information on recent government measures to stabilize Germany’s financial system, see “Monetary and Financial System—Financial System—German Financial System.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis, see “General—The European Union and European Integration—Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Energie, 2017 Annual Economic Report (https://www.bmwi.de/Redaktion/EN/Publikationen/jahreswirtschaftsbericht-2017.pdf?__blob=publicationFile&v=8); Statistisches Bundesamt, General government records surplus of nearly 24 billion euros in 2016, press release of February 23, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/02/PE17_063_813.html); Bundesministerium der Finanzen Bundeskabinett beschließt Eckwerte für Haushalt 2018 und Finanzplan bis 2021 press release of March 15, 2017 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2017/03/2017-03-15-pm-eckwertebeschluss.html); Bundesfinanzministerium, Entwicklung der öffentlichen Finanzen, February 2017 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Entwicklung_Oeffentliche_Finanzen/entwicklung-oeffentliche-finanzen.html); Bundesministerium der Finanzen, Förderung von Investitionen finanzschwacher Kommunen (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Foederale_Finanzbeziehungen/ Kommunalfinanzen/Kommunalinvestitionsfoerderungsfonds/Foerderung-von-Investitionen-finanzschwacher-Kommunen.html); Bundesministerium der Finanzen, Gesetz zur Änderung des Kommunalinvestitionsförderungsgesetzes und zur Änderung weiterer Gesetze (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-11-25-kommunalinvestitionsfoerderungsgesetz.html); Gesetz zur Beteiligung des Bundes an den Kosten der Integration und zur weiteren Entlastung von Ländern und Kommunen, December 2016 (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-12-06-G-z-Beteiligung-d-Bundes-an-d-Kosten-d-Integration.html); Bundesrgierung, Erbschaftsteuerreform in Kraft getreten (https://www.bundesregierung.de/Content/DE/Artikel/2016/09/2016-09-29-erbschaftsteuer-reform-beschlossen.html); Bundesregierung, Ab 2017 beträgt der Mindestlohn 8,84 Euro (https://www.bundesregierung.de/Content/DE/Artikel/2016/10/2016-10-26-neuer-mindestlohn2017.html); Bundesministerium für Arbeit und Soziales, Klare Regeln für Leiharbeit und Werkverträge (http://www.bmas.de/DE/Presse/Pressemitteilungen/2016/pk-leiharbeit-werkvertraege.html); Climate Action Plan 2050, Executive Summary (http://www.bmub.bund.de/fileadmin/Daten_BMU/Download_PDF/Klimaschutz/klimaschutzplan_2050_kurzf_en_bf.pdf), German Text: Bundesministerium für Umwelt, Naturschutz, Bau und Reaktorsicherheit, Klimschutzplan 2050(http://www.bmub.bund.de/fileadmin/Daten_BMU/Download_PDF/Klimaschutz/klimaschutzplan_2050_bf.pdf); Bundesministerium für Wirtschaft und Energie, 2014 Annual Economic Report (https://www.bmwi.de/Redaktion/EN/Publikationen/2014-annual-economic-report.pdf?__blob=publicationFile&v=1, German text: https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2014.pdf?__blob=publicationFile&v=6).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP—USE

	2016	2015	2014	2013	2012	2016	2015	2014	2013
	(EUR in billions)					(change in %)
Domestic uses	2,893.9	2,803.3	2,733.2	2,657.8	2,590.3	3.2	2.6	2.8	2.6
Final private consumption	1,679.2	1,636.0	1,594.4	1,565.7	1,538.0	2.6	2.6	1.8	1.8
Final government consumption	616.1	583.7	561.1	542.2	519.7	5.6	4.0	3.5	4.3
Gross fixed capital formation	626.7	603.8	585.1	557.1	554.7	3.8	3.2	5.0	0.4
Machinery and equipment	204.4	200.2	191.5	180.5	183.8	2.1	4.6	6.1	-1.8
Construction	309.4	295.0	288.7	277.2	273.0	4.9	2.2	4.2	1.5
Other products	112.9	108.6	105.0	99.5	97.9	3.9	3.5	5.5	1.6
Changes in inventories (1)	-28.1	-20.2	-7.4	-7.2	-22.2	—	—	—	—
Net exports (1)	238.8	229.5	190.7	168.4	168.0	—	—	—	—
Exports	1,441.4	1,418.8	1,334.8	1,284.7	1,268.3	1.6	6.3	3.9	1.3
Imports	1,202.6	1,189.3	1,144.1	1,116.4	1,100.3	1.1	3.9	2.5	1.5

Gross domestic product	3,132.7	3,032.8	2,923.9	2,826.2	2,758.3	3.3	3.7	3.5	2.5

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Tables 3.1 and 3.9.

STRUCTURE OF GDP — ORIGIN

	2016	2015	2014	2013	2012	2016	2015	2014	2013
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,821.0	2,729.7	2,631.3	2,542.6	2,478.6	3.3	3.7	3.5	2.6
Agriculture, forestry and fishing	17.9	17.4	20.4	24.0	19.4	3.4	-15.1	-14.9	23.8
Production sector (excluding construction)	723.6	707.5	685.1	654.2	650.1	2.3	3.3	4.7	0.6
Construction	135.5	124.8	118.2	113.2	111.0	8.6	5.5	4.4	2.1
Trade, transport, accommodation and food services	443.1	430.2	413.9	395.4	387.0	3.0	3.9	4.7	2.2
Information and communication	137.3	131.6	125.4	120.5	116.4	4.3	5.0	4.0	3.5
Financial and insurance services	110.8	110.9	110.0	109.3	108.4	-0.1	0.9	0.6	0.8
Real estate activities	306.8	297.3	286.0	286.9	278.6	3.2	4.0	-0.3	3.0
Business services	315.1	303.3	289.6	276.8	264.6	3.9	4.7	4.6	4.6
Public services, education, health	517.3	497.2	476.6	459.0	442.8	4.1	4.3	3.8	3.7
Other services	113.7	109.7	106.0	103.2	100.4	3.6	3.4	2.7	2.8
Taxes on products offset against subsidies on products	311.7	303.2	292.7	283.6	279.7	2.8	3.6	3.2	1.4

Gross domestic product	3,132.7	3,032.8	2,923.9	2,826.2	2,758.3	3.3	3.7	3.5	2.5

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. Measured by its share in value added, approximately 60% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2016, the production sector’s aggregate contribution to gross value added at current prices was 25.7% (excluding construction) and 30.5% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 1.6% year-on-year in 2016, after increasing by 1.6% in 2015.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2017), Table 2.3; Statistisches Bundesamt, Statistisches Bundesamt, Fachserie 18, Reihe 1.4—2016 (February 2017), Tables 2.2.1 and 2.2.2.

OUTPUT IN THE PRODUCTION SECTOR (1)

(2010 = 100)

	2016	2015	2014	2013
Production sector, total	109.6	108.5	107.9	106.4
Industry (2)	111.7	110.3	109.8	107.8
of which:
Intermediate goods (3)	107.3	106.2	106.3	104.4
Capital goods (4)	119.4	117.6	116.6	114.0
Durable goods (5)	105.8	102.8	100.5	100.1
Nondurable goods (6)	102.9	101.9	102.2	100.6
Energy (7)	96.0	97.5	92.7	96.4
Construction (8)	106.9	106.0	108.4	105.5

(1)	Adjusted for working-day variations.

(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.

(3)	Including mining and quarrying except energy-producing goods.

(4)	Including manufacture of motor vehicles and components.

(5)	Consumption goods that have a long-term use, such as furniture.

(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.

(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.

(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2017, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2016, the services sector’s aggregate contribution to gross value added at current prices was 68.9%, nearly matching the previous year’s level of 69.0%, compared to only 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.3% in 2016 and 18.2 % in 2015, compared to 15.9% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2016 (March 2017), Table 2.2.1.

Employment and Labor

As solid economic growth continued in 2016, labor market conditions improved further. In 2016, the average unemployment rate according to the national definition was 6.1%, compared to 6.4% in 2015. Under the ILO definition, the average unemployment rate was 3.9% in 2016 compared to 4.3% in 2015, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2016 was 43.4 million, an increase of 1.0% compared to 2015.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Februar 2017, Table 6.1 (https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201702/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201702-pdf.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4- 2016 (March 2017), Tables 2.1.13.

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2016	2015	2014	2013	2012
Employed (in thousands)–ILO definition	43,393	42,979	42,602	42,271	42,006
Unemployed (in thousands)–ILO definition (1)	1,775	1,950	2,090	2,182	2,224
Unemployment rate (in %)–ILO definition	3.9	4.3	4.7	4.9	5.0
Unemployed (in thousands)–national definition (2)	2,691	2,795	2,898	2,950	2,897
Unemployment rate (in %)–national definition (3)	6.1	6.4	6.7	6.9	6.8

(1)	Unemployed persons, available and seeking work.

(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).

(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2016, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2015 and 2005.

EMPLOYMENT RATE—BREAKDOWN BY GENDER AND AGE

	Total		Men		Women
(Age in years)	2015	2005	2015	2005	2015	2005
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	25.4	25.7	27.0	28.6	23.6	22.7
20 to 24	63.5	59.3	64.5	61.2	62.5	57.4
25 to 29	77.9	69.7	80.4	74.0	75.4	65.2
30 to 34	82.3	75.5	88.2	84.6	76.2	66.4
35 to 39	84.1	79.3	89.9	87.2	78.3	71.2
40 to 44	85.6	80.9	90.4	86.5	80.7	75.1
45 to 49	86.5	79.8	90.3	84.7	82.6	74.8
50 to 54	83.9	75.2	87.6	80.8	80.1	69.7
55 to 59	77.2	63.3	81.5	71.3	73.1	55.3
60 to 64	53.1	28.1	58.8	35.8	47.8	20.7
65 and older	5.9	3.3	8.4	5.0	3.9	2.1

Total (15 and older)	56.8	51.5	62.2	58.4	51.7	45.0

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter 2005 und 2015, Ergebnis des Mikrozensus – Jährlicher Durchschnitt (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Arbeitsmarkt/Erwerbstaetigkeit/TabellenArbeitskraefteerhebung/ErwerbsbeteiligungRente70.html).

The following table presents data with respect to the structure of employment by economic sector for 2016 and 2006.

STRUCTURE OF EMPLOYMENT—ECONOMIC SECTORS

	2016	2006
	(Percent of total)
Agriculture, forestry and fishing	1.4	1.6
Production sector (excluding construction)	18.6	19.5
of which: manufacturing	17.3	18.1
Construction	5.6	5.7
Trade, transport, accommodation and food services	22.9	23.4
Information and communication	2.8	3.0
Financial and insurance services	2.7	3.2
Real estate activities	1.1	1.2
Business services	13.5	11.6
Public services, education, health	24.5	23.6
Other services	6.8	7.3

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 2.2.9.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2016	2015	2014	2013	2012
Gross wages and salaries per employee in EUR	33,259	32,477	31,631	30,761	30,146
Change from previous year in %	2.4	2.7	2.8	2.0	2.7
Unit labor costs per hour worked
Index (2010=100)	110.2	108.7	107.0	105.3	103.5
Change from previous year in %	1.4	1.5	1.7	1.7	3.0

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Tables 2.17 and 2.20.

More than one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2016, approximately 6.0 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, roughly unchanged since 2013, but considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, Tarifautonomie, (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, all employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some free-lance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insureds to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insureds may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured’s income situation and are independent of the insured’s gender, age and medical risk. By contrast contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2016, social security revenue, as shown in the national accounts, amounted to EUR 606.4 billion, and expenditure was EUR 598.2 billion. The social security budget thus incurred a surplus of EUR 8.2 billion in 2016, after a surplus of EUR 2.1 billion in 2015.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4—2016 (March 2017), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. In addition, Germany has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029. Since 2012, people with an insurance record with at least 45 years of mandatory contributions from employment or care or child-raising periods up to the child’s tenth year can claim a pension from age 65 without reductions. In July 2014, the Federal Government temporarily reduced the retirement age to the age of 63 for this exemption from the age limit increase; the age of 63 will gradually be raised back to 65 years until 2029.

To increase the sustainability of the health care system, Germany has implemented several structural reform measures to strengthen competition among payers and providers in order to improve the efficiency and quality of health care services.

Sources: Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121 (https://www.fdp.de/files/565/2009-203_en_Koalitionsvertrag_2009.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten (http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/altersrenten.html); Bundesministerium für Arbeit und Soziales, Pensions from age 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html); Bundesministerium für Arbeit und Soziales, press release of January 29, 2014 (http://www.bmas.de/DE/Presse/Pressemitteilungen/2014/rentenpaket-kabinettsbeschluss.html); Bundesministerium für Arbeit und Soziales, Abschlagsfreie Rente ab 63 (http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/rente-ab-63-art.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2016, exports and imports of goods and services amounted to 46.0% and 38.4% of GDP at current prices, respectively. The Federal Republic supports the European Union in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly negotiating Free Trade Agreements) in the European Union rests with the European Commission.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4—2016 (March 2017), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda and to continue the negotiations for the proposed Transatlantic Trade and Investment Partnership between the EU and the United States. The Federal Government also supports the Comprehensive Economic and Trade Agreement (CETA), a trade agreement between the EU and Canada. This agreement was approved by the European Parliament in February 2017 and needs to be ratified by all Member States prior to its full entry into force.

Sources: Bundesministerium für Wirtschaft und Energie, WTO-Welthandelsrunde “Doha Development Agenda” (https://www.bmwi.de/Redaktion/DE/Artikel/Aussenwirtschaft/wto-doha.html); Bundesministerium für Wirtschaft und Energie, CETA – Das europäisch- kanadische Wirtschafts- und Handelsabkommen (http://www.bmwi.de/Redaktion/DE/Dossier/ceta.html); Bundesministerium für Wirtschaft und Energie, Europäisches Parlament stimmt CETA zu, press release of February 15, 2017 (http://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170215-europaeisches-parlament-stimmt-ceta-zu.html); European Commission, CETA explained (http://ec.europa.eu/trade/policy/in-focus/ceta/ceta-explained/).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2016, the current account surplus totaled EUR 261.4 billion, compared to EUR 260.0 billion in 2015, an increase of EUR 1.4 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2017, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 10% of the average indicator value in the period from 1999 to 2016. In 2016, price competitiveness deteriorated by 1.3% compared to 2015, mainly due to the appreciation of the euro relative to several currencies, including the pound sterling, the Swiss franc and the Chinese yuan renminbi. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.7% in 2016).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2016, the euro depreciated slightly by 0.2% from its 2015 average versus the U.S. dollar. The average value of the euro against the U.S. dollar in February 2017 was 3.8% lower than the 2016 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht März 2017, Tables XII.3, XII.10 and XII.12 (https://www.bundesbank.de/Redaktion/DE/Downloads/Veroeffentlichungen/Monatsberichte/2017/2017_03_monatsbericht.pdf?__blob=publicationFile).

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2016	2015	2014	2013	2012
	(EUR in millions)
Current account
Trade in goods (1)	271,668	261,182	228,361	212,662	200,401
Services (2)	-22,419	-18,602	-25,323	-41,376	-32,775
Primary income	52,136	57,370	56,177	61,969	64,858
Secondary income	-40,023	-39,987	-41,188	-43,639	-38,894

Total current account	261,361	259,963	218,026	189,616	193,590
Capital account (3)	1,112	-635	2,355	-563	-413
Financial account
Net German investment abroad (increase: +)	382,910	249,102	301,030	62,651	373,797
Net foreign investment in Germany (increase: +)	151,658	14,499	62,400	-162,709	222,380

Net financial account (net lending: + / net borrowing: -)	231,252	234,603	238,630	225,360	151,417
Net errors and omissions (4)	-31,221	-24,725	18,248	36,307	-41,759

(1)	Including supplementary trade items.

(2)	Including the freight and insurance costs of foreign trade.

(3)	Including net acquisition/disposal of non-produced non-financial assets.

(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2017, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2016	2015	2014	2013	2012
	(EUR in millions)
Exports of goods	1,195,023	1,179,210	1,115,751	1,080,212	1,071,431
Imports of goods	923,355	918,028	887,390	867,550	871,031

Trade balance	271,668	261,182	228,361	212,662	200,401

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2017, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are crude petroleum and natural gas, computer, electronic and optical products and motor vehicles. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7 Reihe 1 - Dezember 2016, pages 53 et seq.; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2015, pages 18 et seq (https://www.bgr.bund.de/DE/Themen/Min_rohstoffe/Downloads/Rohsit-2015.pdf?__blob=publicationFile&v=3); Bundesministerium für Wirtschaft und Energie, Zahlen und Fakten Energiedaten, Tabelle 3 (http://www.bmwi.de/Redaktion/DE/Artikel/Energie/energiedaten-gesamtausgabe.html).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, on November 16, 2016, the European Commission published the Alert Mechanism Report 2017, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. An in-depth review was conducted on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany continues to experience macroeconomic imbalances that are not excessive. The Commission points out that subdued private and public investment has contributed to the high and persistent current account surplus. The Federal Government supports the European Commission in the resolute implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are an important pillar of the entire European economy. The Federal Government is taking a comprehensive approach to strengthen both public and private sector investments and has already taken numerous measures in the current legislative term to give a further boost to investment dynamics. Based on record-high employment, rising salaries and targeted fiscal expansion especially in public investment, domestic demand continues to be the main driver of robust growth in Germany. Furthermore, it should be noted that Germany’s current account surplus to a large extent may be explained by temporary factors, e.g., the development of exchange rates and the decline in oil prices since 2014, as well as by fundamentals, e.g., demographic change. These factors usually remain unaffected by short-term economic and financial policy measures.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2017, dated November 16, 2016 (http://www.europarl.europa.eu/RegData/docs_autres_institutions/commission_europeenne/com/2016/0728/COM_COM(2016)0728_EN.pdf); European Commission, Commission Staff Working Document, Country Report Germany 2017, Including an In-Depth Review on the prevention and correction of macroeconomic imbalances (https://ec.europa.eu/info/sites/info/files/2017-european-semester-country-report-germany-en.pdf); European Commission, Communication from the Commission to the European Parliament, the Council, the European Central Bank and the Eurogroup, 2017 European Semester: Assessment of progress on structural reforms, prevention and correction of macroeconomic imbalances, and results of in-depth reviews under regulation (EU) No 1176/2011 (https://ec.europa.eu/info/sites/info/files/2017-european-semester-country-reports-comm-en.pdf); European Commission, Economic and Financial Affairs, EU Economic governance: monitoring, prevention, correction , Macroeconomic imbalance procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Energie, Gabriel: Competitiveness and exports of German companies important for Europe, press release of March 5, 2014 (http://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2014/20140305-gabriel-wettbewerbsfaehigkeit-und-exporte-deutscher-unternehmen-wichtig-fuer-europa.html); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2017 (http://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2017.pdf?__blob=publicationFile&v=20); Bundesministerium der Finanzen, Monatsbreciht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen (http://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2016 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	3.1	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.4	0.0
Crude petroleum and natural gas	4.8	0.4
Metal ores	0.6	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.6	4.2
Beverages	0.6	0.5
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	3.3	1.3
Leather and related products	1.4	0.6
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.5
Paper and paper products	1.5	1.6
Coke and refined petroleum products	1.8	0.9
Chemicals and chemical products	7.7	8.8
Basic pharmaceutical products and pharmaceutical preparations	5.2	5.9
Rubber and plastic products	3.0	3.6
Other non-metallic mineral products	1.1	1.2
Basic metals	5.2	4.0
Fabricated metal products, except machinery and equipment	2.9	3.4
Computer, electronic and optical products	10.8	8.3
Electrical equipment	5.8	6.3
Machinery and equipment not elsewhere classified	7.9	14.0
Motor vehicles, trailers and semi-trailers	11.0	18.9
Other transport equipment	3.7	4.9
Furniture	1.3	0.8
Energy	0.1	0.2
Other goods	10.3	7.6

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2016 (March 2017), Tables 1.11.1 and 1.11.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2016	2015	2014
	(EUR in millions)
Exports to:
Total	1,206,889	1,193,555	1,123,746
of which:
United States	106,919	113,733	95,928
France	101,399	102,762	100,580
United Kingdom	86,071	89,018	79,163
The Netherlands	79,102	79,191	72,736
China (2)	76,109	71,284	74,369
Italy	61,427	57,987	54,240
Austria	59,788	58,217	55,807
New industrial countries and emerging markets of Asia (3)	51,898	51,510	48,476
Switzerland	50,353	49,070	46,202
Belgium/Luxembourg	47,100	46,196	47,345
Spain	40,634	38,715	34,820
Japan	18,354	16,968	16,910

Imports from:
Total	954,675	949,245	910,145
of which:
China (2)	93,757	91,930	79,828
The Netherlands	83,590	87,889	87,796
France	65,778	66,819	66,714
United States	57,823	60,217	49,207
Italy	51,774	49,038	48,522
Switzerland	43,910	42,089	39,392
New industrial countries and emerging markets of Asia (3)	42,805	42,478	38,782
Belgium/Luxembourg	41,084	40,116	42,548
Austria	38,558	37,250	36,218
United Kingdom	35,647	38,414	38,545
Spain	27,771	26,442	24,804
Japan	21,952	20,180	19,007

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2016, Table XII.3.

Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2014.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2014

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	957.9	461.8
Selected countries and regions
European Union	394.9	361.5
of which: European Monetary Union	174.6	309.3
of which: United Kingdom	109.9	37.9
Switzerland	31.2	28.7
Russia	16.6	3.2
United States	271.2	27.0
Canada	13.7	0.9
Central America	15.6	3.5
South America	29.4	0.1
Asia	129.7	27.3
of which: China	59.7	1.6
of which: Japan	12.6	17.3
Australia	18.1	1.2
Africa	9.2	0.8
Selected economic sectors of investment object
Manufacturing	341.4	114.1
of which: Chemicals and chemical products	77.4	14.2
of which: Machinery and equipment	30.2	17.7
of which: Motor vehicles, trailers and semi-trailers	86.7	0.9
Electricity, gas, steam and air conditioning supply	44.8	13.9
Wholesale and retail trade; repair of motor vehicles	149.3	50.7
Information and communication	48.6	52.3
Financial and insurance activities	204.7	94.3
Real estate activities	29.4	28.7
Activities of holding companies	65.4	80.2

(1)	German foreign direct investment abroad.

(2)	Foreign direct investment in Germany.

(3)	Primary and secondary direct investment (consolidated).

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2016), Tables 1.2.a, I.2. c, II.2.a, II.2.b.

MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf); Deutsche Bundesbank, Tasks (http://www.bundesbank.de/Navigation/EN/Tasks/tasks.html).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Recent Policy Responses to the Global Financial and Economic Crisis.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2016	2015	2014	2013	2012
	(change from previous year in %)
Harmonized index of consumer prices (HICP)	0.4	0.1	0.8	1.6	2.1
Consumer price index (CPI)	0.5	0.3	0.9	1.5	2.0
Index of producer prices of industrial products sold on the domestic market (1)	-1.7	-1.8	-1.0	-0.1	1.6

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht Februar 2016, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2016	2015	2014	2013	2012
	(EUR in millions)
Gold	119,253	105,792	107,475	94,876	137,513
Foreign currency balances	34,993	33,423	30,646	28,080	28,774
Special drawing rights	14,938	15,185	14,261	12,837	13,583
Reserve position in the IMF	6,581	5,132	6,364	7,961	8,760

Total	175,765	159,532	158,745	143,753	188,630

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2017, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.8 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2016, page 20 (https://www.ecb.europa.eu/pub/pdf/annrep/ar2016annualaccounts_en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2016	2015	2014	2013	2012
	(EUR in billions)
Deutsche Bundesbank
Assets	990.5	800.7	678.8	721.7	921.0
of which: clearing accounts within ESCB (1)	754.3	584.2	460.8	510.2	655.7
Liabilities (2)	607.6	481.8	396.3	401.5	425.0

Net position	382.9	318.9	282.5	320.2	496.0
Banks
Loans to foreign banks	1,055.9	1,066.9	1,125.2	1,019.7	1,046.0
Loans to foreign non-banks	756.2	751.5	735.1	701.0	729.0
Loans from foreign banks	696.1	611.9	609.2	515.7	691.1
Loans from foreign non-banks	206.2	201.1	221.0	257.8	237.6

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).

(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2017, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of value added tax (“VAT”) on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Thirty-Eighth Issue—Freely Usable Currencies, Prepared by the Legal Department of the IMF, As updated as of February 29, 2016 (https://www.imf.org/external/pubs/ft/sd/index.asp?decision=11857-(98/130)); Bank for International Settlements, Triennial Central Bank Survey, Foreign exchange turnover in April 2016, September 2016, Annex tables revised on 11 December 2016 (http://www.bis.org/publ/rpfx16fx.pdf).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2016	2015	2014	2013	2012
U.S. dollars per euro	1.1069	1.1095	1.3285	1.3281	1.2848
Pound sterling per euro	0.81948	0.72584	0.80612	0.84926	0.81087
Japanese yen per euro	120.20	134.31	140.31	129.66	102.49
Swiss franc per euro	1.0902	1.0679	1.2146	1.2311	1.2053
Chinese yuan per euro	7.3522	6.9733	8.1857	8.1646	8.1052

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2017, Table XII.10.

Financial System

German Financial System

Overview. As of January 31, 2017, 1,701 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 7,889.3 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	262 commercial banks, with an aggregate balance sheet total of EUR 3,232.8 billion;

•	399 savings banks, with an aggregate balance sheet total of EUR 1,167.6 billion;

•	the nine regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and eight Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 917.9 billion;

•	20 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,274.3 billion;

•	976 credit cooperatives, with an aggregate balance sheet total of EUR 847.2 billion;

•	15 mortgage banks, with an aggregate balance sheet total of EUR 273.9 billion;

•	20 building and loan associations, with an aggregate balance sheet total of EUR 220.0 billion; and

•	138 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 1.109.9 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2017, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. For more information on the application of the KWG to KfW, see “KfW—General—Supervision and Regulation—Regulation.” German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. The German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) is responsible for drawing up and adopting plans for the resolution of banks. It also manages the restructuring fund (Restrukturierungsfonds) for banks and the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, or “FMS”, also known as “SoFFin”) and supervises the two wind-up institutions (Abwicklungsanstalten) for troubled German banks established in 2009/2010.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Commission (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank, BaFin and FMSA, was established in March 2013. Due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission, which may pass resolutions with respect thereto. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?    blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, altered on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, January 18, 2013 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html).

Bank Recovery and Resolution. Since January 1, 2015, the FMSA has been acting as the German national resolution authority for banks. Resolution powers were pooled under the FMSA, although the BaFin and the ECB retained their supervisory right to make decisions about bank closures. In December 2016, the German parliament passed a law for the reorganization of FMSA, under which Germany’s national resolution authority will be integrated into the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and the administration and management of FMS will be assumed by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur

GmbH). FMSA will remain responsible for the German wind-up institutions FMS-Wertmanagement and Erste Abwicklungsanstalt. The reorganization is expected to be completed by January 1, 2018. Until December 31, 2015, the FMS, which was established in 2008 in the wake of the global financial crisis and is currently managed by the FMSA, was responsible for applications for assistance from German credit institutions. As of January 1, 2016, the date on which the Single Resolution Mechanism (“SRM”) became fully operational, FMS has been closed for new applications. FMS was tasked with stabilizing the German banks by extending guarantees up to a total amount of EUR 400 billion with respect to banks’ securities and by incurring loans in a total amount of up to EUR 80 billion. Its mandate, which was originally limited until December 31, 2010, had been repeatedly extended until December 31, 2015. As of December 31, 2016, the outstanding stabilization measures provided by FMS amounted to EUR 14.6 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

For more information on the SRM, see “—European Financial System—European System of Financial Supervision and European Banking Union”.

Sources: Deutsche Bundesbank, Glossary: Restructuring Act (https://www.bundesbank.de/Navigation/EN/Service/Glossary/Functions/glossary.html?lv2=129546&lv3=145952#145952.de); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf); Bundesministerium der Finanzen, German government moves forward with package of measures for European banking union, press release of July 9, 2014 (http://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2014/2014-07-09-package-of-measures-for-european-banking-union.html); Bundesministerium der Finanzen, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung—RStruktFV) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012 (http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html); Bundestag, Drittes Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes, Dokumentations- und Informationssystem für parlamentarische Vorgänge (http://dipbt.bundestag.de/extrakt/ba/WP17/483/48345.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, FMSA nimmt Arbeit als Nationale Abwicklungsbehörde auf, press release of January 2015 (http://www.fmsa.de/de/presse/pressemitteilungen/2015/20150102_pressemitteilung_fmsa.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, Hintergrund FMSA (http://www.fmsa.de/de/presse/hintergrund-fmsa); FMSA Bundesanstalt für Finanzmarktstabilisierung, Stabilisierungsmaßnahmen des SoFFin (http://www.fmsa.de/de/oeffentlichkeit/c_soffin/Berichte/SoFFin-Massnahmen/SoFFin-Massnahmen.html); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz—FMSANeuOG) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-12-28-FMSANeuOG.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 31, 2016, the combined asset portfolios had been reduced to approximately EUR 53 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc, which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. DEPFA will have to be wound down in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2016, FMS Wertmanagement’s portfolio had been reduced to EUR 88.9 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/presse/geschaeftsberichte/); Landtag NRW, Sitzungsprotokoll 15. Sitzung des Haushalts- und Finanzausschuss, from January 31, 2013 (http://www.landtag.nrw.de/portal/WWW/dokumentenarchiv/Dokument/MMA16-151.pdf); Erste Abwicklungsanstalt, The EAA generates a net profit once again – and makes significant progress in winding up the investment portfolio, Press briefing with Matthias Wargers, Spokesman of the Managing Board, Düsseldorf, March 16, 2017, p. 6 (https://www.aa1.de/index.php?eID=tx_nawsecuredl&u=0&g=0&t=1494493641&hash=3d33d93e5c1d08f453be879bd962d934e234d9b4&file=/fileadmin/content/downloads/1_Presse/20170316_Attachment_PR_AR_2016_e.pdf); FMS Wertmanagement AöR, Geschäftsbericht 2015 (http://www.fms-wm.de/de/downloadcenter-de/investoren/berichte/107-geschaeftsbericht-2015-1); FMS Wertmanagement AöR, FMS Wertmanagement delivers a positive wind-up result again in 2015, press release of April 13, 2016 (http://www.fms-wm.de/en/press/305-fms- wertmanagement-delivers-a-positive-wind-up-result-again-in-2015); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (http://www.fmsa.de/de/presse/pressemitteilungen/2014/20140513_pressemitteilung_fmsa.html); FMS Wertmanagement, Joint Press Release of FMS- WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/245-joint-press- release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1490275422217&uri=CELEX:32012D0118).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (“ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the Single Supervisory Mechanism (“SSM”) composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 126 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of Europe’s banking union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which has broad powers in cases of bank resolution, and the Single Resolution Fund (“SRF”). The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015, national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF is being built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States (estimated to be approximately EUR 55 billion in 2014). Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (“CRD IV”), including KfW, are not required to contribute to the fund. In the aggregate, the European Commission estimates that the German banking sector is required to contribute just under EUR 15.5 billion to the SRF by 2023. During the transitional period each participating Member State is providing an individual national credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. By now all 19 participating Member States have signed the Loan Facility Agreements with the SRB which are the basis for the bridge financing in the form of national credit lines to the SRB. The maximum aggregate amount of the credit lines of the participating Member States will amount to around EUR 55 billion. The repartition key among Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023.

In November 2015, the European Commission proposed a European Deposit Insurance Scheme. Since then, work on a technical level has continued. Negotiations on a political level will start as soon as sufficient further progress has been made on the measures on risk reduction, as mentioned in the Roadmap, adopted by the Council on June 17, 2016. To date, the EU has agreed on common rules to harmonize the national deposit insurance schemes.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in by 2019. In order to transpose the Basel III agreement into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (CRR), a regulation establishing prudential requirements, and CRD IV, a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the Member States.

In November 2016, the European Commission published proposals which aim to further strengthen the resilience of banks, ensure an efficient and orderly resolution process and enhance financial stability in the EU. They also aim to align the EU’s banking union rules with a number of elements agreed at the international level, in particular, the standards agreed within the Basel Committee on Banking Supervision and by the Financial Stability Board. The amendments are designed to update the capital requirements for banks and make these rules less complex and burdensome for smaller banks, as well as to improve the capacity of credit institutions to support the economy. In December 2016 the Council of the European Union started working on these proposals. It is expected to adopt the amendments together with the European Parliament, in accordance with the ordinary legislative procedure.

Sources: European Commission, European system of financial supervision (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/european-system-financial-supervision_en); European Commission, Banking Union (http://ec.europa.eu/finance/general-policy/banking-union/index_en.htm); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (http://europa.eu/rapid/press-release_IP-15-6397_en.htm); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (http://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Deutsche Bundesbank, Service, Schule und Bildung, Schülerbuch Geld und Geldpolitik digital, Das Banken und Finanzsystem: Sicherung der Stabilität des Finanzsystems (https://www.bundesbank.de/Redaktion/DE/Dossier/Service/schule_und_bildung_kapitel_4.html?notFirst=true&docId=147562#chap); Deutsche Bundesbank, Compromise reached over resolution fund, article dated December 22, 2014 (https://www.bundesbank.de/Redaktion/EN/Topics/2014/2014_12_22_compromise_reached_resolution_fund.html); Banking Union – Single Resolution Board completes signature of Loan Facility Agreements with all 19 participating Member States, February 8, 2016 (https://srb.europa.eu/en/node/196); Council of the European Union, Banking Union (http://www.consilium.europa.eu/en/policies/banking-union/); Council of the European Union, Banking Union, Amendments to the banking union rules (http://www.consilium.europa.eu/en/policies/banking-union/2016-amendments).

Recent Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector overall in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and, most recently, at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and ensure an appropriate monetary policy transmission mechanism.

In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of eight targeted longer-term refinancing operations (“TLTROs”) between September 2014 and June 2016. These TLTROs were aimed at improving bank lending to the euro-area non-financial private sector (defined as euro-area households and non-financial corporations), excluding loans to households for house purchases. The last operation of this series of TLTROs was successfully conducted and settled in June 2016. All these TLTROs will mature in September 2018.

In addition, the ECB seeks to provide monetary stimulus to the economy through its asset purchase program which was launched in October 2014 and significantly expanded in March 2015. This program is being conducted to further ease monetary and financial conditions in a context where key ECB interest rates are at their lower bound. Since mid-2016, it has consisted of four elements: a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program (including, among others, debt securities of KfW) and a corporate sector purchase program. Monthly purchases of public and private sector securities are currently intended to amount to EUR 60 billion (from April 2016 to March 2017 this average monthly figure amounted to EUR 80 billion). The ECB has announced that it intends to carry out these purchases until at least December 2017 and, in any case, until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates below, but close to 2% over the medium term.

Furthermore, the ECB conducted four additional TLTROs with four-year maturities (“TLTROs II”) on a quarterly basis from June 2016 to March 2017. Counterparties exceeding an ECB-defined lending benchmark until January 2018 may borrow at an interest rate that can be as low as the interest rate on the deposit facility prevailing at the time of allotment. Since the interest rate on the deposit facility stood below zero at the time of the allotments of all TLTROs II, this means that counterparties would, in fact, be paid for their lending efforts if they exceeded their benchmarks. Like the previous TLTROs, the TLTROs II intend to promote bank lending to the euro-area non-financial private sector and again exclude mortgage loans. Banks were able to borrow larger amounts through TLTROs II compared to the previous TLTROs. The last operation of the TLTRO II series was successfully conducted and settled in March 2017. This operation will mature in March 2021.

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions: Non-standard measures (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, Introductory Statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Frankfurt am Main, January 22, 2015 (https://www.ecb.europa.eu/press/pressconf/2015/html/is150122.en.html), European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, Monetary policy decisions, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016

(http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html); European Central Bank, Consolidated financial statement of the Eurosystem as at 1 July 2016 (https://www.ecb.europa.eu/press/pr/wfs/2016/html/fs160706.en.html); Bundesbank, Gezielte längerfristige Refinanzierungsgeschäfte I (https://www.bundesbank.de/Redaktion/DE/Standardartikel/Aufgaben/Geldpolitik/glrg_1_ausstehende_glrg.html), European Central Bank, Consolidated financial statement of the Eurosystem as at 31 March 2017 (https://www.ecb.europa.eu/press/pr/wfs/2017/html/fs170405.en.html); Bundesbank, Gezielte längerfristige Refinanzierungsgeschäfte II (https://www.bundesbank.de/Redaktion/DE/Standardartikel/Aufgaben/Geldpolitik/glrg_2_ausstehende_glrg.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” The eleven countries are Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain.

In February 2013, the European Commission presented its “Proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax.” The proposal involves a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate). On May 6, 2014, the Federal Republic and nine other Member States issued a joint statement on the financial transaction tax stating that the tax should be implemented progressively. On December 8, 2015, the Federal Republic and nine other Member States issued a joint statement that a first agreement on several core components of the future tax has been reached.

Sources: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf); Bundesministerium der Finanzen, Finanztransaktionsteuer in verstärkter Zusammenarbeit, topical information originating from press release of January 27, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Steuern/Weitere_Steuerthemen/Finanztransaktionsteuer/2014-01-27-ftt-statement.html).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2016, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,411.4 billion, with tax revenue of EUR 731.2 billion and social contributions of EUR 523.1 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2016 (March 2017), Table 3.4.3.2.

In 2016, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 218.8 billion and EUR 396.8 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2016 (March 2017), Table 3.4.3.16.

Consolidated general government expenditure in 2016, as presented in the national accounts, amounted to a total of EUR 1,387.7 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 487.7 billion), social benefits in kind (EUR 268.1 billion) and employee compensation (EUR 235.8 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 151.7 billion), interest on public debt (EUR 43.4 billion) and gross capital formation (EUR 66.5 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2016 (March 2017), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2016	2015	2014	2013	2012
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	916.3	881.0	852.1	820.3	796.9
of which: Taxes (2)	731.2	700.0	668.6	645.9	620.5
Expenditure	900.8	862.2	846.5	830.9	816.3

Balance	15.5	18.8	5.5	-10.7	-19.4
Social security funds
Revenue	606.4	579.1	557.6	539.9	539.2
Expenditure	598.2	577.0	554.6	534.6	520.7

Balance	8.2	2.1	3.0	5.3	18.4
General government
Revenue	1,411.4	1,354.8	1,306.8	1,258.4	1,220.9
Expenditure	1,387.7	1,333.9	1,298.2	1,263.7	1,221.8

Balance	23.7	20.9	8.6	-5.4	-0.9

(1)	Definition according to the national accounts.

(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2016 (March 2017), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2016	2015	2014	2013	2012
	(EUR in billions)
Revenue	401.0	393.6	385.2	369.6	365.6
of which: Taxes (2)	353.8	347.8	336.6	326.1	319.2
Expenditure	393.3	383.6	376.6	377.8	381.8

Balance	7.7	10.0	8.6	-8.1	-16.1

(1)	Definition according to the national accounts.

(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2016 (March 2017), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2016	2015	2014	2013	2012
	(EUR in billions)
General public services	181.7	180.4	189.1	182.8	180.1
Defense	31.1	30.5	29.3	30.6	30.9
Public order and safety	49.8	47.5	45.7	44.4	43.1
Economic affairs	100.4	95.2	92.0	94.1	94.9
Environmental protection	20.1	18.5	17.8	17.4	16.6
Housing and community amenities	12.1	11.6	11.4	11.7	12.1
Health	225.0	217.2	209.4	199.0	188.0
Recreation, culture and religion	32.6	30.8	30.2	28.9	20.7
Education	132.7	127.4	123.9	120.9	116.1
Social protection	602.3	574.8	549.2	533.9	519.4

Total expenditure	1,387.7	1,333.9	1,298.2	1,263.7	1,221.8

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2016 (March 2017), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2016, Germany’s general government surplus amounted to EUR 23.7 billion, or 0.8% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 71.2% in 2015 to 68.3% in 2016, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (March 2017), Table 1.10; The European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); Deutsche Bundesbank, German general government debt down in 2016 by €18 billion to €2.14 trillion – debt ratio down to 68.3%, press release of March 31, 2017 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2017/2017_03_31_schuldenstand.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2016	2015	2014	2013	2012
	(% of GDP)
General government deficit (-) / surplus (+)	0.8	0.7	0.3	-0.2	-0.0
General government gross debt	68.3	71.2	74.9	77.5	79.9

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Table 1.10; Deutsche Bundesbank, German general government debt down in 2016 by €18 billion to €2.14 trillion - debt ratio down to 68.3%, press release of March 31, 2017 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2017/2017_03_31_schuldenstand.html).

Fiscal Outlook

The April 2017 update of the German stability program forecasts the general government budget to remain in surplus until 2021, the end of the forecasting period. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met with a safety margin during the entire forecasting period (2017 to 2020).

According to the April 2017 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to be 66 1⁄4% in 2017 and to decrease further to around 57% by 2021, the end of the forecast horizon. The reference values for the upper limit of the debt ratio according to the 1/20th-rule of the enhanced SGP are expected to be undershot significantly in all years of the forecasting period. However, the debt ratio is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2019. One reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt-to-GDP ratio during the forecasting period.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2017 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Abt_2/Stabilitaetsprogramm-2017.pdf? blob=publicationFile&v=3), Tables 13 and 16.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2021	2020	2019	2018	2017	2016
	(% of GDP)
Revenue	45 1⁄4	45 1⁄4	45 1⁄4	45 1⁄4	45 1⁄4	45.1
Total taxes	23 1⁄2	23 1⁄2	23 1⁄2	23 1⁄2	23 1⁄2	23.3
Social contributions	17 1⁄4	17	17	17	17	16.7
Property income	1⁄2	1⁄2	1⁄2	1⁄2	1⁄2	0.6
Other	4	4	4	4	4 1⁄4	4.4
Expenditure (2)	44 3⁄4	44 3⁄4	45	45	44 3⁄4	44.3
Compensation of employees and intermediate consumption	12	12 1⁄4	12 1⁄4	12 1⁄2	12 1⁄2	12.4
Social payments	25	24 3⁄4	24 3⁄4	24 1⁄2	24 1⁄2	24.1
Interest expenditure	1 1⁄4	1 1⁄4	1 1⁄4	1 1⁄4	1 1⁄4	1.4
Subsidies	1	1	1	3⁄4	3⁄4	0.9
Gross fixed capital formation	2 1⁄4	2 1⁄4	2 1⁄4	2 1⁄4	2 1⁄4	2.1
Capital transfers	1	1	1	1	1	1.1
Other	3 1⁄2	3 1⁄2	3 1⁄2	3 3⁄4	3 1⁄2	3.4

General government deficit (–) / surplus (+)	1⁄2	1⁄2	1⁄4	1⁄4	1⁄2	0.8
Federal Government	1⁄4	1⁄4	0	0	0	0.2
Länder governments	1⁄4	1⁄4	0	0	1⁄4	0.2
Municipalities	0	0	0	0	1⁄4	0.1
Social security funds	0	0	0	0	0	0.3
General government gross debt	57	59 3⁄4	61 3⁄4	64	66 1⁄4	68.3

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Adjusted by the net amount of payments in connection with swaps.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2017 (http://www.bundesfinanzministerium.de/Content/DE/Downloads/Abt_2/Stabilitaetsprogramm-2017.pdf?__blob=publicationFile&v=3), Tables 13 and 16.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, § 12 Steuersätze (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, § 3 Steuertarif (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2016	2015	2014	2013	2012
	(EUR in billions)
Current taxes	731.2	700.0	668.6	645.9	620.5
Taxes on production and imports	334.4	327.4	314.7	305.4	300.7
of which: VAT	218.8	211.6	203.1	197.0	194.0
Current taxes on income and wealth	396.8	372.6	353.9	340.5	319.9
of which: Wage tax	223.6	215.0	203.9	194.1	184.9
Assessed income tax	52.1	46.9	43.9	41.0	36.9
Non-assessed taxes on earnings	26.9	27.7	25.6	27.0	30.0
Corporate tax	29.7	21.6	21.6	21.1	18.5
Capital taxes	7.0	6.3	5.5	4.6	4.3

Tax revenue of general government	738.2	706.3	674.0	650.6	624.9
Taxes of domestic sectors to EU	5.2	5.4	4.6	4.3	4.5

Taxes	743.4	711.7	678.7	654.9	629.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2016 (March 2017), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 108 public and private enterprises as of December 31, 2015.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes - Beteiligungsbericht 2016 (http://www.bundesfinanzministerium.de/Content/DE/ Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/Beteiligungsberichte/beteiligungsbericht-des-bundes-2016.pdf?__blob=publicationFile&v=15), Chapter A.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2015.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes - Beteiligungsbericht 2016 (http://www.bundesfinanzministerium.de/Content/DE/ Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/Beteiligungsberichte/beteiligungsbericht-des-bundes-2016.pdf?__blob=publicationFile&v=15), Chapters B, E and O paragraph II.

Direct Debt of the Federal Government

As of December 31, 2016, the Federal Government’s direct debt totaled EUR 1,089.2 billion, compared to EUR 1,097.2 billion as of December 31, 2015.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland

(http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 470.1 billion as of December 31, 2015. Of this amount, EUR 132.8 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes on behalf and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 84.7 billion of the aggregate amount was outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2017 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2017-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 376.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2016 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Aggregate principal amount outstanding as of December 31, 2016
(EUR in millions)
Federal Bonds (Bundesanleihen)	708,905
of which:
– Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	68,500
Five-year Federal Notes (Bundesobligationen)	228,000
Federal Treasury Notes (Bundesschatzanweisungen)	101,000
Federal Savings Notes (Bundesschatzbriefe)	737
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	19,088
German Government Day-Bonds (Tagesanleihe des Bundes)	1,010
Further short term debt (≤ 1 year)	66
Borrowers’ note loans (Schuldscheindarlehen)	9,785
of which:
– From residents	9,747
– From non-residents	38
Old debt (1)	4,475
of which:
– Equalization claims	4,155
Repurchased debt	52,415

Total	1,089,151

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2016 und 31. Dezember 2016, Bundesanzeiger of February 06, 2017.

DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016
	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.50% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.50% Bonds of the Federal Republic of 2012	2.50	2012	2044	19,000
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013 (II)	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	19,000
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	23,000
1% Bonds of the Federal Republic of 2015	1	2015	2025	23,000
0.5% Bonds of the Federal Republic of 2016	0.5	2016	2026	26,000
0% Bonds of the Federal Republic of 2016	0	2016	2026	25,000

Total Federal Bonds				708,905

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016
	(% per annum)			(EUR in millions)
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	16,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	15,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,000
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	8,000
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	8,500
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	5,000

Total Inflation-linked Securities				68,500

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FIVE-YEAR FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016
	(% per annum)			(EUR in millions)
0.75% Bonds of 2012-Series 162	0.75	2012	2017	16,000
0.50% Bonds of 2012-Series 163	0.50	2012	2017	18,000
0.50% Bonds of 2012-Series 164	0.50	2012	2017	16,000
0.50% Bonds of 2013-Series 165	0.50	2013	2018	17,000
0.25% Bonds of 2013-Series 166	0.25	2013	2018	17,000
1.00% Bonds of 2013-Series 167	1.0	2013	2018	17,000
1.00% Bonds of 2014-Series 168	1.0	2014	2019	16,000
0.50% Bonds of 2014-Series 169	0.50	2014	2019	16,000
0.25% Bonds of 2014-Series 170	0.25	2014	2019	16,000
0.00% Bonds of 2015-Series 171	0.00	2015	2020	20,000
0.25% Bonds of 2015-Series 172	0.25	2015	2020	19,000
0.00% Bonds of 2016-Series 173	0.00	2016	2021	21,000
0.00% Bonds of 2016-Series 174	0.00	2016	2021	19,000

Total Five-Year Federal Notes				228,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4 FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016
	(% per annum)			(EUR in millions)
0.00% Notes of 2015	0.00	2015	2017	14,000
0.00% Notes of 2015 (II)	0.00	2015	2017	13,000
0.00% Notes of 2015 (III)	0.00	2015	2017	13,000
0.00% Notes of 2015 (IV)	0.00	2015	2017	13,000
0.00% Notes of 2016	0.00	2016	2018	13,000
0.00% Notes of 2016 (II)	0.00	2016	2018	14,000
0.00% Notes of 2016 (III)	0.00	2016	2018	13,000
0.00% Notes of 2016 (IV)	0.00	2016	2018	8,000

Total Federal Treasury Notes				101,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016
	(% per annum)			(EUR in millions)

Federal Savings Notes	0.0001% to 4.5%	2010 to 2012	2017 to 2019	737

6. TREASURY DISCOUNT PAPER (2)

	Interest Rate(3)	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.72 to -0.43	2016	2017	23,500

7. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016
	(% per annum)			(EUR in millions)

German Government Day-Bonds	variable, tied to EONIA	2008	unlimited	1,010

8. BORROWERS’ NOTE LOANS (4)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016
	(% per annum)			(EUR in millions)

Borrowers’ note loans
(Schuldscheindarlehen)	0.12% to 7.75%	1954 to 2014	2017 to 2037	9,785

9. FURTHER SHORT-TERM DEBT (≤ 1 YEAR)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016
	(% per annum)			(EUR in millions)
Further short-term debt (≤ 1 year)	money market rates	2016	2017	66

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.

(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity. The aggregate principal amount outstanding as of December 31, 2016 includes EUR 4,522 million of Treasury Discount Papers issued as money market instruments.

(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.

(4)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

10. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Aggregate principal amount outstanding as of December 31, 2016
	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,475
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on February 22, 2016 (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Aggregate principal amount outstanding as of December 31,
Purpose of Guarantees	2015	2014
	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	132,778	134,145
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	45,075	44,796
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	106,027	97,633
Contributions to international financing institutions	56,848	56,848
Co-financing of bilateral projects of German financial co-operation	13,285	9,738
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	8,000	8,000

Total guarantees pursuant to the 2010 German Budget Act	363,023	352,170

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	84,700	89,229
Total guarantees	470,123	463,799

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW. For information relating to KfW’s borrowings, see “KfW—Business—Financial Markets—Funding.”

(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer. For information relating to loans extended by KfW IPEX-Bank benefiting from HERMES coverage, see “KfW—Business—Export and Project Finance (KfW IPEX-Bank)—Business.”

Source: Bundesministerium der Finanzen, Finanzbericht 2017 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2017-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 376.

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions are in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0,888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to June 1978 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 18 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From July 1978 to December 31, 1980, the exchange rate was determined on the basis of a basket of 15 currencies. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. During the last review in November 2015, it was decided that from October 2016 onwards the Chinese currency renminbi will be part of the SDR basket. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese renminbi (11%), Japanese yen (8%) and pound sterling (8%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL FINANCIAL ORGANIZATIONS

AS OF END OF DECEMBER, 2016

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	35,805.7	35,805.7
International Bank for Reconstruction and Development (IBRD) (3)	11,650.2	717.9
International Development Association (IDA) (3)(4)	25,381.8	22,459.0
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	41,315.5	3,685
African Development Bank (AfDB) (3)	3,602.0	213.2
African Development Fund (AfDF) (3)	3,623.1	3,623.1
Asian Development Bank (AsDB) (3)	6,173.2	308.7
Asian Development Fund (AsDF) (3)	1,862.0	1,723.0
Inter-American Development Bank (IDB) (3)	3,240.9	114.5
Inter-American Investment Corporation (IIC) (3)	13.3	13.3
Fund for Special Operations (FSO) (3)	241.3	241.3
International Fund for Agricultural Development (IFAD) (3)	517.7	498.4
Caribbean Development Bank (CDB) (3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3)	96.4	96.4
European Bank for Reconstruction and Development (EBRD) (3)(5)	2,695.3	561.8
Council of Europe Development Bank (CEB) (3)(5)	965.3	107.2
Asia Infrastructure Investment Bank (AIIB) (3)	4,484.2	358.7

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.34433.

(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.

(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.

(4)	Source: IFC and IDA: Worldbank Corporate Secretariat, February 2016.

(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2016 of EUR 1 per USD 1.0541.